NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT | 2016



THE HARTFORD

Prepare. Protect. Prevail. With The Hartford.®

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS



Date and Time

Wednesday, May 18, 2016
12:30 p.m. EDT

Location

Wallace Stevens Theater at
The Hartford Financial Services Group, Inc.'s Home Office

On behalf of the Board of Directors, I am pleased to invite you to attend the Annual Meeting of Shareholders of The Hartford Financial Services Group, Inc. to be held in the Wallace Stevens Theater at our Home Office, One Hartford Plaza, Hartford, CT 06155 at 12:30 p.m. EDT.

Voting Items

Shareholders will vote on the following items of business:

1. To elect a Board of Directors for the coming year;
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016;
3. To consider and approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement;
4. To select, on a non-binding, advisory basis, the preferred frequency for the advisory vote on named executive officer compensation; and
5. To act upon any other business that may properly come before the Annual Meeting or any adjournment thereof.

Record Date

You may vote if you were a shareholder of record at the close of business on March 21, 2016. The Hartford's proxy materials are available via the Internet, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts.

We hope that you will participate in the Annual Meeting, either by attending and voting in person or by voting through other means. For instructions on voting, please refer to page 75 under "How do I vote my shares?"

We urge you to review the proxy statement carefully and exercise your right to vote.

Dated: April 7, 2016

By order of the Board of Directors,

Donald C. Hunt
Vice President and Corporate Secretary

VOTING

We hope that you will participate in the Annual Meeting, either by attending and voting in person or by voting through other means.



By internet
www.proxyvote.com



By toll-free telephone
1-800-690-6903



By mail
Follow instructions on your proxy card



In person
At the Annual Meeting

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE MEETING IN PERSON:

Don't forget your ticket and government issued ID! Shareholders can obtain an admission ticket and directions to the meeting by contacting our Investor Relations Department at:

Email: InvestorRelations@TheHartford.com

Telephone: (860) 547-2537

Mail: The Hartford
Attn: Investor Relations
One Hartford Plaza (TA1-1)
Hartford, CT 06155

If you hold your shares of The Hartford through a brokerage account (in "street name"), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date.

Please leave all cameras, recording devices and other electronic devices at home. You can also join our meeting webcast at http://ir.thehartford.com.

Q&A WITH OUR CHAIRMAN & CEO AND PRESIDING DIRECTOR



Christopher J. Swift
Chairman and CEO

In many ways, 2015 was the first full year of "business as usual" following The Hartford's multi-year transformation and 2014 **leadership** transition. With that in mind, we thought you would be interested in hearing your Chairman and presiding director discuss the state of the company and the issues that are currently top of the mind for them.



Thomas A. Renyi
Presiding Director

Q. What are your thoughts as you reflect on the year 2015 at The Hartford?

Chris Swift: First and foremost, I am proud of our employees for their commitment to disciplined execution of our long-term strategy. Despite an increasingly competitive market and a less favorable investment environment, we delivered strong financial results and increased our top line momentum. The Hartford's core earnings per diluted share* increased 15 percent; core earnings return on equity* rose to 9.2 percent from 8.4 percent; and book value per diluted share*[1] grew 7 percent. In addition, we returned $1.6 billion of capital to shareholders in the form of dividends and share repurchases. At the same time, we invested in the operating capabilities and talent that are making us a broader, deeper risk player and a more efficient, customer focused company that can deliver sustained, profitable growth.

Tom Renyi: I share Chris's pride in the strong results delivered in 2015 and the commitment to executing on our long-term strategy. I know my fellow directors and I feel good about the collaborative dynamic we have with this management team on strategic initiatives, risk management, and attracting and retaining talent. We remain committed to protecting shareholder value through best-in-class governance practices and were very pleased to be recognized by the New York Stock Exchange in 2015 with an award for best governance, risk management and compliance program for a large cap company. We also continue to solicit and consider shareholder feedback on the company's governance

programs. One of the major themes that emerged from the company's 2015 shareholder engagement program was the importance of a rigorous board evaluation process. We are responding to that feedback by further enhancing our disclosures and augmenting the evaluation process with individual director interviews on Board effectiveness led by me as the presiding director.

Q. Can you comment on your plans for 2016 and beyond?

Chris Swift: We're focused squarely on our market leading Property & Casualty, Group Benefits and Mutual Funds businesses. Our strategy for continuing to achieve profitable growth is based on what we call the "five pillars." The first pillar is product; we want to become a broader risk player by expanding our risk appetite and product offerings. The second pillar is distribution; our goal is to maximize the great distribution system that we enjoy today. Third is customer experience; putting the customer at the center of everything we do so that it is easier for the customer to interact with the company. The fourth pillar is operating capabilities, most notably improving technology and data analytics, areas where we're making big investments. Finally, talent; we have over 17,000 very talented employees, but we're always looking to attract additional talent that would enhance our ability to compete in the marketplace. We believe that our focus on these areas will create long-term shareholder value by achieving continued improvement in our core earnings return on equity[2] and generating total value creation, measured by dividends and growth in book value per diluted share[3].

---

*   Denotes financial measure not calculated in accordance with generally accepted accounting principles ("GAAP")
[1] Excluding accumulated other comprehensive income ("AOCI")
[2] Excluding Talcott
[3] Excluding AOCI

Tom Renyi: I would add that the Board continues to be very engaged in each of these strategic areas. At each Board meeting, we do a deep dive into one of the business segments and have a thoughtful discussion on strategy with that business' senior leader. We also hold an annual meeting with the extended leadership team where we spend two days discussing and evaluating the strategic priorities. Through these discussions, the Board is able to gain a deeper understanding of the company's long-term strategy, as well as test and challenge it as necessary. The result is a more refined strategic vision that is well understood and fully supported by the Board.

Q: What are your views on capital management?

Chris Swift: As we consider management of excess capital in the future, we will prioritize opportunities that accelerate our premium growth and operating capabilities. In the event we do not find opportunities that meet our strategic and financial objectives, we will continue to return excess capital to shareholders. As I mentioned, our primary focus continues to be on the profitable growth of our Property and Casualty, Group Benefits and Mutual Funds businesses, which have been strong generators of excess capital.

Tom Renyi: The Board has fully supported management's thoughtful approach to excess capital deployment in recent years. As we look ahead, we agree that placing a high priority on revenue generating opportunities is a sound approach in today's competitive environment.

Q. What are the challenges you expect to face in executing on your strategy and what are the risks that the Board is particularly focused on now?

Chris Swift: I'll describe the challenges and let Tom address the risks. While we enter 2016 with a strong foundation, we are very mindful of the challenges we face. Consolidation across our industry; IT challenges and opportunities; potential disruptors such as big data and autonomous cars; and new capital entering the market, all contribute to increasing competition. Despite these headwinds, we are confident that with a stable management team and a clear strategy, we can maintain our underwriting discipline, expense control and capital flexibility at a time when some of our industry peers are facing strategic or financial challenges.

Tom Renyi: The Board spends substantial time on risk management. The Harford has an exceptional Enterprise Risk Management ("ERM") organization that has developed cutting edge tools and processes for the identification, assessment, and, when appropriate, response to internal and external risks to the company's operations and business objectives. Like most companies, we are particularly focused on cyber risks. The Board receives two formal standing reports on cyber each year, but the topic comes up more frequently than that. In addition to modeling the financial impacts of potential cyber events on The Hartford under various scenarios, The Hartford retains third parties to conduct cyber-attack simulations. These simulations use real-world scenarios and help The Hartford identify and address potential vulnerabilities and enhance response protocols.

Q. What is The Hartford's philosophy on community engagement and social responsibility?

Chris Swift: Character is central to our company's vision to be exceptional. We want to be known not only for our financial performance and our value to customers, but also for being the best neighbor we can be. Improving our communities is a big part of that. In 2015, the company and our employees contributed more than $10 million to the community, giving through time, talent and donations. Our national philanthropic program, *Communities with HART,* reached more than 14,500 U.S. students in 2014-2015 as a title sponsor of Junior Achievement's *JA Company Program*, which provides basic economic education for high school students, and dispersed 60 micro-finance loans to small business owners in four markets.

Tom Renyi: We're also committed to environmental stewardship – as an employer, insurer, investor, property owner and responsible corporate citizen. Our efforts have won a number of accolades over the years that we have highlighted in our proxy statement disclosures, but those accolades don't tell the full story of the incredible work and countless hours that go into our sustainability initiatives, which include everything from installing electric vehicle charging stations to support electric car use, switching to more fuel efficient fleet vehicles, reducing our paper consumption and even planting a community garden on The Hartford's campus. Each year, the company puts together, and the Board reviews, a comprehensive sustainability report, which is available on The Hartford's website and tells this larger story.

Q. Any final thoughts?

Tom Renyi: As stewards of the company, the Board is committed to helping The Hartford deliver superior returns for our shareholders and protecting that value over the long-term. I know I speak for the Board when I say what a privilege it is to serve this great company and its shareholders.

Chris Swift: We have a clear strategy, an experienced and stable management team, a powerful national distribution network, differentiated products and a brand that stands for strength and integrity. As we enter 2016, we remain focused on building strength as a larger player across a broader spectrum of risk, product, distribution and geography. In addition to the profitable growth of our businesses, I believe that our increased focus on the customer, process excellence and continuous improvement will drive greater operating efficiency and effectiveness and continue to create shareholder value in the future. I am proud of what we have accomplished in 2015 and I am confident in our ability to navigate this dynamic and competitive environment and continue to create shareholder value.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

ITEM 1

ELECTION OF DIRECTORS
☑ **The Board recommends a vote FOR each director nominee**

Each director nominee has an established record of accomplishment in areas relevant to overseeing our businesses and possesses qualifications and characteristics that are essential to a well-functioning and deliberative governing body.

Board Nominees

Name	Age	Director since	Experience	Independent Yes	Independent No	Current Committee Memberships[1]	Other Current Public Company Boards
Robert B. Allardice III	69	2008	Former regional CEO, Deutsche Bank Americas	✓		• Audit* • FIRMCo	• Ellington Residential Mortgage REIT • GasLog Partners
Trevor Fetter	56	2007	President and CEO, Tenet Healthcare	✓		• Comp* • FIRMCo	• Tenet Healthcare
Kathryn A. Mikells	50	2010	CFO, Diageo plc	✓		• Audit • FIRMCo	• Diageo plc
Michael G. Morris	69	2004	Former Chairman, President and CEO, American Electric Power Company	✓		• Audit • FIRMCo • NCG	• Alcoa • L Brands • Spectra Energy
Thomas A. Renyi[2]	70	2010	Former Executive Chairman, Bank of New York Mellon; former Chairman and CEO, Bank of New York Company	✓		• Comp • FIRMCo	• Public Service Enterprise Group • Royal Bank of Canada
Julie G. Richardson	52	2014	Former Partner, Providence Equity Partners	✓		• Audit • FIRMCo	• VEREIT, Inc.
Teresa W. Roseborough	57	2015	Executive Vice President, General Counsel and Corporate Secretary, The Home Depot	✓		• FIRMCo • NCG	
Virginia P. Ruesterholz	54	2013	Former Executive Vice President, Verizon Communications	✓		• Comp • FIRMCo • NCG	• Frontier Communications
Charles B. Strauss	73	2001	Former President and CEO, Unilever U.S.	✓		• Audit • FIRMCo* • NCG	
Christopher J. Swift	55	2014	Chairman and CEO, The Hartford		✓	• FIRMCo	
H. Patrick Swygert	73	1996	President Emeritus and professor emeritus, Howard University	✓		• Comp • FIRMCo • NCG*	• United Technologies Corporation

* Denotes committee chairman

(1) Full committee names are as follows:
Audit – Audit Committee
Comp – Compensation and Management Development Committee
FIRMCo – Finance, Investment and Risk Management Committee
NCG – Nominating and Corporate Governance Committee

(2) Mr. Renyi serves as the presiding director. For more details on the presiding director's role, see page 13

BOARD AND GOVERNANCE HIGHLIGHTS

BOARD HIGHLIGHTS

Board Overview



Independence

Not Independent: **1**

Independent: **10**

A majority of our directors are independent, including a committed and engaged presiding director.

Gender

Female: **4**

Male: **7**

Our Board represents intellectual diversity, as well as diversity of age and gender.

Tenure

0-5 years: **4**

5-10 years: **4**

>10 years: **3**

Tenure balance ensures an appropriate mix of experienced directors and fresh perspectives.

Select Qualifications

Business Operations and Strategic Planning: **8**

Corporate Governance: **7**

Financial Services Industry: **5**

Finance and Accounting: **9**

Leadership: **11**

Regulatory: **6**

Risk Management: **5**

Talent Management: **4**

Our Board members bring together extensive experience from fields relevant to our business.

2015 Board Actions

As a result of shareholder feedback and an analysis of industry trends and best practices, in 2015 the Nominating and Corporate Governance Committee took several important actions to enhance the company's corporate governance practices.

What We Heard from Shareholders	Actions Taken
Emphasized the importance of adopting and disclosing a rigorous Board self-evaluation process	Enhanced the Board self-evaluation process by instituting individual director interviews effective in 2016 and providing shareholders more disclosure on this process
Expressed an interest in ensuring boards are engaging in discussions about tenure and refreshment on a regular basis (expressed minimal support for director term limits)	Added a specific question to the Board self-evaluation questionnaire focusing on tenure and refreshment to ensure topic is top of mind
Understood the benefits of adopting forum selection bylaws, particularly for Delaware companies, to reduce expenses and the risk of conflicting legal outcome, and to ensure legal issues are litigated before seasoned and knowledgeable judges	Amended the company's by-laws to adopt Delaware as the exclusive forum for certain corporate legal actions
Noted that sustainability issues and disclosures are gaining momentum among investors	Added new disclosures to the proxy statement on environmental stewardship

GOVERNANCE HIGHLIGHTS

The Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices are highlighted below.

Independent Oversight	Engaged Board/Shareholder Rights	Good Governance
✓ Majority independent directors ✓ All independent key committees (Audit, Compensation and Management Development, Nominating and Corporate Governance) ✓ Strong and engaged independent presiding director role	✓ Directors elected annually ✓ Majority vote standard (with plurality carve-out for contested elections) ✓ Director resignation policy ✓ Over-boarding policy ✓ Rigorous Board and committee self-assessments conducted annually ✓ Robust stock-ownership guidelines ✓ Annual shareholder engagement program to obtain valuable feedback on our compensation and governance programs	✓ Diverse Board membership in terms of experience, tenure, age and gender ✓ Annual review of CEO succession plan by the independent directors with the CEO ✓ Annual Board review of senior management long-term and emergency succession plans ✓ Nominating Committee oversight of environmental, sustainability and corporate social responsibility activities ✓ Annual Nominating Committee review of the company's political and lobbying policies and expenditures

ITEM 2

RATIFICATION OF INDEPENDENT REGISTERED ACCOUNTING FIRM

☑ **The Board recommends a vote FOR this item**

As a matter of good corporate governance, the Board is asking shareholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2016.

ITEM 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

☑ **The Board recommends a vote FOR this item**

The Board is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as disclosed in this proxy statement. Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

PERFORMANCE HIGHLIGHTS

EXECUTING ON OUR STRATEGY

2015 was a successful year for The Hartford. Despite an increasingly competitive market and a less favorable investment environment, we achieved strong financial results, continued to improve profitability and returned capital to our shareholders. Our financial strength, operating performance and strong balance sheet were recognized through rating upgrades by A.M. Best, Moody's and Standard & Poor's. We achieved these financial results while investing in operating capabilities and talent that are making us a broader, deeper risk player and a more efficient and customer-focused company. Highlighted below are some of our key accomplishments in 2015. We entered 2016 with a strong foundation and with confidence that we can maintain our underwriting discipline, expense control and capital flexibility in the face of increased competition.



CORE EARNINGS*	CORE EARNINGS ROE*	$1.6 BILLION	$750 MILLION
7%	80 BASIS POINTS	RETURNED TO SHAREHOLDERS	OF DEBT REDUCED
FROM 2014	FROM 2014 TO 9.2%	THROUGH DIVIDENDS AND SHARE REPURCHASES	

* Denotes financial measure not calculated in accordance with generally accepted accounting principles ("GAAP"). *See* Appendix A for reconciliation to GAAP

DELIVERING LONG-TERM SHAREHOLDER RETURN

We have achieved strong financial performance and executed capital management initiatives, while continuing to make significant investments in our businesses, which helped drive shareholder returns. Book value per diluted share, excluding AOCI, rose 7%, equating to total value creation of 9% per share, including common dividends per share in 2015. Moreover, we have significantly outperformed relevant benchmarks, including the S&P 500 P&C, S&P 500 and S&P Insurance Composite indices over three years.



Three-Year Total Shareholder Return*
(2013-2015)

The Hartford (HIG)	104%
S&P 500 Property & Casualty	75%
S&P 500 Insurance Composite	63%
S&P 500	53%

* Includes reinvestment of dividends. Data provided by S&P Capital IQ

The chart below illustrates key actions we have taken since 2013 to drive shareholder return.

Three-Year Total Shareholder Return and Key Management Actions*



*   Timeline not to scale

**   Total capital management plan authorization for 2014-2016: $4.375 billion in equity repurchases; $1.431 billion in debt reduction

2015 COMPENSATION HIGHLIGHTS

Decision	Rationale
The Compensation Committee approved an annual incentive plan ("AIP") funding level of 116% of target. (page 49)	Performance against pre-established financial targets resulted in a formulaic AIP funding level of 116% of target. The Compensation Committee undertook a qualitative review of performance and concluded that the formulaic AIP funding level appropriately reflected 2015 performance. Accordingly, no adjustments were made.
For 2015 performance share grants, the Compensation Committee expanded the Company's Performance Peer Group from 10 to 20 companies. (page 45)	The Compensation Committee believes that the Performance Peer Group should include companies that, in the aggregate, represent our current mix of business and are competing investment choices in the capital markets. The new group, which includes nine of the 10 companies from the prior Performance Peer Group, consists of companies that meet these criteria and have market characteristics and historical stock performance similar to the company's.
For 2015 performance share grants, the company revised its methodology for measuring ROE to use the average annual ROE over the three year measurement period. (page 44)	While the prior methodology was appropriate given the challenges of setting annual ROE targets during the company's transformation from a diversified financial services company to one focused on Property & Casualty, Group Benefits, and Mutual Funds businesses, with the transformation now essentially complete, the Compensation Committee believed that it was appropriate to migrate to a measure that reflects each year's performance in the overall outcome.

2015 NEO COMPENSATION SUMMARY

The table below reflects the 2015 compensation package (base salary, AIP award and long-term incentive ("LTI") award) for each NEO. Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 55, we believe it provides a simple and concise picture of compensation decisions made for the NEOs in 2015.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	R. Rupp
Base Salary Rate	$1,000,000	$ 650,000	$ 900,000	$ 525,000	$ 600,000
2015 AIP Award	$2,450,000	$1,200,000	$2,000,000	$1,400,000	$1,400,000
2015 LTI Award[1]	$6,400,000	$1,650,000	$4,400,000	$1,200,000	$1,400,000
Total 2015 Compensation Package[2]	$9,850,000	$3,500,000	$7,300,000	$ 3,125,000	$3,400,000

(1) Reflects the dollar amount of the award approved by the Compensation Committee rather than the fair value (calculated in accordance with FASB ASC Topic 718) shown in the *Summary Compensation Table*.

(2) Excludes items shown under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" columns in the *Summary Compensation Table*.

COMPENSATION BEST PRACTICES

The Compensation Committee regularly reviews best practices in executive compensation. Our current best practices and policies include the following:

Program Features	Risk Mitigation	Pay for Performance
✓ Severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus	✓ Board compensation consultant is independent and does not provide services to the company	✓ Approximately 89% of current CEO target annual compensation and 84% of other NEO target annual compensation variable based on performance, including stock price performance
✓ Double trigger requirement for vesting of equity awards upon change of control (so long as the awards are assumed or replaced with substantially equivalent awards)	✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices	✓ Compensation peer groups evaluated periodically to align with investor expectations and changes in market practice or our business mix
✓ No excise tax gross-up upon a change of control	✓ All employees and directors prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities	✓ No underwater cash buy-outs
✓ Competitive burn rate and dilution for equity program	✓ Senior Executives prohibited from pledging company securities	✓ No payment of dividends on unvested performance shares
✓ Senior Executives eligible for the same benefits as full-time employees, including health, life insurance, disability and retirement benefits	✓ Stock ownership guidelines for directors and Senior Executives; compliance with guidelines reviewed annually	✓ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
✓ Executive perquisites are limited; no tax gross-ups are provided on perquisites		✓ No re-pricing (reduction in exercise price) of stock options
✓ No individual employment agreements		
✓ No inclusion of reload provisions in any stock option grant		

ITEM 4

SELECTION OF FREQUENCY OF ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION ON ADVISORY BASIS

☑ **The Board recommends a vote of every "1 year" for this item**

The Board is asking shareholders to vote for the option of every "1 year" as the frequency with which shareholders are provided an opportunity to vote on NEO compensation. An annual advisory vote will enable shareholders to provide direct input to the company regarding its compensation philosophy, policies and practices as disclosed in the proxy statement each year.

BOARD AND GOVERNANCE MATTERS

GOVERNANCE PRACTICES AND FRAMEWORK

At The Hartford, we aspire to be an exceptional company celebrated for financial performance, character, and customer value. We believe that good governance practices and responsible corporate behavior are central to this vision and contribute to our long-term performance. Accordingly, the Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices include:

Independent Oversight	Engaged Board/Shareholder Rights	Good Governance
✓ Majority independent directors ✓ All independent key committees (Audit, Compensation and Management Development, Nominating and Corporate Governance) ✓ Strong and engaged independent presiding director role	✓ Directors elected annually ✓ Majority vote standard (with plurality carve-out for contested elections) ✓ Director resignation policy ✓ Over-boarding policy ✓ Rigorous Board and committee self-assessments conducted annually ✓ Robust stock-ownership guidelines ✓ Annual shareholder engagement program to obtain valuable feedback on our compensation and governance programs	✓ Diverse Board membership in terms of experience, tenure, age and gender ✓ Annual review of CEO succession plan by the independent directors with the CEO ✓ Annual Board review of senior management long-term and emergency succession plans ✓ Nominating Committee oversight of environmental, sustainability and corporate social responsibility activities ✓ Annual Nominating Committee review of the company's political and lobbying policies and expenditures

The fundamental responsibility of our directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of The Hartford and its shareholders. The Board fulfills this responsibility within the general governance framework provided by the following documents:

- Articles of Incorporation
- By-laws
- Corporate Governance Guidelines (compliant with the listing standards of the NYSE and including guidelines for determining director independence and qualifications)
- Charters of the Board's committees
- Code of Ethics and Business Conduct
- Code of Ethics and Business Conduct for Members of the Board of Directors
- Code of Ethics and Political Compliance

Copies of these documents are available on our investor relations website at http://ir.thehartford.com or upon request sent to our Corporate Secretary (see page 77 for details).

DIRECTOR INDEPENDENCE

The Board annually reviews director independence under standards stated in our Corporate Governance Guidelines, the listing standards of the NYSE, and other applicable legal and regulatory rules. In addition, per our Corporate Governance Guidelines, in order to identify potential conflicts of interest and to monitor and preserve the independence of those directors who meet the criteria for independence required under applicable law and by the NYSE, any director who wishes to become a director of another for-profit entity must obtain the pre-approval of the Nominating and Corporate Governance Committee.

The Board has affirmatively determined that all nominees for director other than Mr. Swift are independent.

BOARD LEADERSHIP STRUCTURE

The roles of CEO and Chairman of the Board ("Chairman") are held by Christopher Swift. Mr. Swift has held these roles since January 2015. In late 2014, prior to Mr. Swift assuming the role of Chairman, the Board deliberated extensively on the company's board leadership structure, seeking feedback from shareholders and considering extensive corporate governance analysis. The Board concluded that the company's historical approach of combining the roles of CEO and Chairman while maintaining strong independent Board leadership continues to be the optimal leadership structure from which to carry out its oversight of the company's strategy, business operations and risk management. The CEO, as the principal leader of business operations, is uniquely positioned to identify and communicate key strategic and operational issues and the interests of the company's stakeholders to the Board. In addition, Mr. Swift's experience and qualifications enable him to fulfill the responsibilities of both roles and effectively lead the company with a unified vision.

The Board believes that other elements of the company's corporate governance structure ensure that independent directors can perform their role as independent fiduciaries in the Board's oversight of management and the company's business, and minimize any potential conflicts that may result from combining the roles of CEO and Chairman. As noted above, all directors other than Mr. Swift are independent. Whenever the chairman of the Board is not independent, our Corporate Governance Guidelines require the independent directors to elect from among them a presiding director. At each regularly scheduled in-person meeting of the Board, the presiding director leads a meeting in executive session of the independent directors. In 2015, the independent directors met five times in executive session. The presiding director has the following responsibilities:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- serving as a liaison between the Chairman and CEO and the non-management directors;
- approving information sent to the Board;
- approving meeting agendas for the Board;
- approving meeting schedules to help ensure there is sufficient time for discussion of agenda items;
- calling and presiding over meetings of the independent directors; and
- if requested by shareholders, being available, when appropriate, for consultation and direct communication.

As part of its evaluation process, the Board has committed to undertaking an annual review of its board leadership structure to ensure it serves the best interests of shareholders and positions the company for future success.

BOARD TENURE AND REFRESHMENT

The Nominating Committee strives for a Board that includes a mix of varying perspectives and breadth of experience. Newer directors bring fresh ideas and perspectives, while longer tenured directors bring extensive knowledge of our complex operations. As part of its annual self-assessment process, the Board evaluates its overall composition, including director tenure. In addition, as noted above, the Board considers the independence of its members under applicable laws, regulations and the NYSE listing standards on an annual basis and does not believe the independence of any director nominee is compromised due to Board tenure. The Board has a formal director retirement policy at age 75, which contributes to Board renewal.

Among the current director nominees, four have fewer than five years of service, four nominees have between five and ten years of tenure, and the remaining three have over 10 years of service. The average tenure of the Board nominees is 7.6 years. Since 2010, we have added four female directors to the Board; they each bring fresh ideas and unique skills to the Board.

DIRECTOR TENURE



0-5 years: **4**

5-10 years: **4**

>10 years: **3**

Since 2010, The Hartford has welcomed four highly qualified female directors:
- Kathryn Mikells – joined the Board in 2010
- Virginia P. Ruesterholz – joined the Board in 2013
- Julie G. Richardson – joined the Board in 2014
- Teresa Wynn Roseborough – joined the Board in 2015

According to the "2015 Spencer Stuart Board Index," in 2015, women as a percentage of all directors in the S&P 500 companies was 20%, compared to 36% at The Hartford.
(Based on proxy year May 20, 2014 through May 15, 2015)

TALENT DEVELOPMENT AND SUCCESSION PLANNING

Talent development and succession planning have been and will continue to be one of the most important parts of the Board's governance responsibilities. The CEO and independent directors conduct a review, at least annually, of succession and continuity plans for the CEO. Succession planning includes the identification and development of potential successors, policies and principles for CEO selection, and plans regarding succession in the case of an emergency or the retirement of the CEO. In addition, each year, the Compensation and Management Development Committee reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO. The Compensation and Management Development Committee's charter requires that it discuss the results of these reviews with the independent directors and/or the CEO. However, given the importance of the topic and the engagement of the full Board on the issue, all directors are invited to these sessions. The full Board routinely meets with potential future leaders of the company.

In recent years, the Board's robust talent development and succession planning efforts have resulted in the seamless and well-managed transition of internal candidates into the company's most senior roles.

PROVEN SUCCESSION PLAN

In 2014, the Board oversaw a number of critical internal promotions, most notably the elevation of the company's chief financial officer to the role of CEO. In addition, the head of the company's life run-off operations and former controller was promoted to chief financial officer and the leader of the company's Commercial Markets business assumed the role of president of The Hartford. This trend continued in 2015 when two internal candidates assumed the roles of General Counsel and Chief Marketing and Communications Officer.

COMMITTEES OF THE BOARD

The Board has four standing committees: the Audit Committee; the Compensation and Management Development Committee; the Finance, Investment and Risk Management Committee; and the Nominating and Corporate Governance Committee. The Board has determined that all of the members of the Audit Committee, the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee are "independent" directors within the meaning of the SEC's regulations, the listing standards of the NYSE and our Corporate Governance Guidelines. Each committee conducts a self-evaluation of its performance on an annual basis.

The current members of the Board, the committees on which they serve and the primary functions of each committee are identified below:

AUDIT COMMITTEE*

Members

R. Allardice (Chair)
K. Mikells
M. Morris
J. Richardson
C. Strauss

Meetings in 2015: 9

* All members are "financially literate" within the meaning of the listing standards of the NYSE and "audit committee financial experts" within the meaning of the SEC's regulations.

"In 2015, the Audit Committee focused on monitoring the control environment over significant financial reporting, operational and compliance risks with a particular focus on strategic internal IT investment initiatives aimed at positioning the Company for expanded growth in its core businesses."

Robert B. Allardice, III, Committee Chair since 2009

Roles and Responsibilities

- Monitors the integrity of our financial statements

- Oversees our accounting, financial reporting and disclosure processes and the adequacy of management's systems of internal control over financial reporting

- Monitors the independent registered public accounting firm's qualifications and independence

- Monitors the performance of our internal audit function and independent registered public accounting firm

- Monitors our compliance with legal and regulatory requirements and our Code of Ethics and Business Conduct

- Discusses with management policies with respect to risk assessment and risk management

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Members

T. Fetter (Chair)
T. Renyi
V. Ruesterholz
H. Swygert

Meetings in 2015: 7

"Talent development and succession planning remained top of mind in 2015 as we supported management on a number of key internal promotions, including a new General Counsel and a Chief of Marketing and Communications."

Trevor Fetter, Committee Chair since 2013

Roles and Responsibilities

- Oversees executive compensation and assists us in defining an executive total compensation policy

- Works with management to develop a clear relationship between pay levels, performance and returns to shareholders and to align our compensation structure with our objectives

- Has the ability to delegate, and has delegated to the Executive Vice President, Human Resources, or her designee, responsibility for the day-to-day operations of our compensation plans and programs

- Has sole authority to retain, compensate and terminate any consulting firm used to evaluate and advise on executive compensation matters

- Considers independence standards required by the NYSE or applicable law in regards to compensation consultants, accountants, legal counsel or other advisors, prior to their retention

- In consultation with a senior risk officer, meets annually to discuss and evaluate whether incentive compensation arrangements create material risks to the company

- Retains responsibility for compensation actions and decisions with respect to certain senior executives, as described in the *Compensation Discussion and Analysis* beginning on page 37

FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE

Members

R. Allardice
T. Fetter
K. Mikells
M. Morris
T. Renyi
J. Richardson
T. Roseborough
V. Ruesterholz
C. Strauss (Chair)
C. Swift
H. Swygert

Meetings in 2015: 5

"In 2015, FIRMCo continued its focus on cyber risks and the potential impact both on The Hartford and its clients. In addition, we focused on macro events that affect our investment portfolio, including the decline in oil prices, the slowdown in China and the political crisis in Greece."

Charles B. Strauss, Committee Chair since 2009

Roles and Responsibilities

- Reviews and recommends changes to enterprise policies governing management activities relating to major risk exposures such as market risk, liquidity and capital requirements, insurance risks and cybersecurity

- Reviews our overall risk appetite framework, which includes an enterprise risk appetite statement, risk preferences, risk tolerances, and an associated limit structure for each of our major risks

- Reviews and recommends changes to our financial, investment and risk management guidelines

- Provides a forum for discussion among management and the entire Board of key financial, investment, and risk management matters

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members

M. Morris
T. Roseborough
V. Ruesterholz
C. Strauss
H. Swygert (Chair)

Meetings in 2015: 3

"In response to feedback we received from shareholders during our annual engagement program, the Committee decided to further strengthen its Board evaluation process to include individual interviews with each director facilitated by the presiding director."

H. Patrick Swygert, Committee Chair since 2013

Roles and Responsibilities

- Advises and makes recommendations to the Board on corporate governance matters

- Considers potential nominees to the Board

- Makes recommendations on the organization, size and composition of the Board and its committees

- Considers the qualifications, compensation and retirement of directors

- Reviews our policies and reports on political contributions

- Reviews policies and programs that relate to our social responsibility, sustainability, environmental stewardship, and political contributions

THE BOARD'S ROLE AND RESPONSIBILITIES

BOARD RISK OVERSIGHT

The Board as a whole has ultimate responsibility for risk oversight. It exercises its oversight function through its standing committees, each of which has primary risk oversight responsibility for all matters within the scope of its charter. Annually, each committee reviews and reassesses the adequacy of its charter and the Nominating Committee reviews all charters and recommends any changes to the Board for approval. The table below provides examples of each committee's risk oversight responsibilities.


Board of Directors
Audit Committee
✓ Financial Reporting
✓ Legal and Regulatory Compliance
✓ Business Resiliency
Compensation and Management Development Committee
✓ Compensation Programs
✓ Talent Acquisition, Retention and Development
Finance, Investment and Risk Management Committee
✓ Market Risk
✓ Liquidity and Capital Requirements
✓ Insurance Risk
✓ Cybersecurity
Nominating and Corporate Governance Committee
✓ Governance Policies and Procedures
✓ Board Organization and Membership
✓ Enviromental, Sustainability and Social Responsibility Policies

In addition to the risks identified above, the Finance, Investment and Risk Management Committee has responsibility for oversight of all risks that do not fall within the oversight responsibility of any other standing committee. The Audit Committee discusses with management policies with respect to risk assessment and risk management.

To assist the Board in discharging its oversight function, from time to time, the Board deems it advisable to form either a special committee or a working group to lead oversight of key strategic matters. Beginning in 2012, the Board established a Talcott Resolution Board Working Group (formerly known as the "Variable Annuity Working Group") to discuss risks and mitigation strategies related to the company's runoff life insurance and annuity businesses. This group, consisting of Robert Allardice, Julie Richardson, Virginia Ruesterholz and Charles Strauss, met five times in 2015.

At the management level, we have established an Enterprise Risk and Capital Committee ("ERCC"), which oversees the risk profile, capital management and risk management practices of the company. The ERCC reports to the Board primarily through the Finance, Investment and Risk Management Committee and also through interactions with the Audit Committee.

ERCC Members

- CEO (Chair)
- President
- Chief Financial Officer
- Chief Risk Officer
- Chief Investment Officer
- General Counsel
- Others as deemed necessary by the ERCC Chair

BUSINESS ETHICS AND CONDUCT

> " *Always act with integrity and honesty, and be accountable in everything you do.* "
>
> The Hartford's Code of Ethics and Business Conduct

Striving to do the right thing every day and in every situation is fundamental to our culture, and we are proud that we have been recognized eight times, including in 2015, by The Ethisphere Institute as one of the "World's Most Ethical Companies." We have adopted a Code of Ethics and Business Conduct which applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. We have also adopted a Code of Ethics and Business Conduct for Members of the Board of Directors (the "Board Code of Ethics") and a Code of Ethics and Political Compliance. These codes require that all of our employees and directors engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest, and provide mechanisms to report unethical conduct. Effective in 2015, directors began to certify compliance with the Board Code of Ethics.

We provide our employees with a comprehensive educational program, including courses on our Code of Ethics and Business Conduct, potential conflicts of interest, privacy and information protection, marketplace conduct, and ethical decision-making. Hotlines and online portals have been established for employees, vendors, or others to raise ethical concerns and employees are encouraged to speak up whenever they have an ethics-oriented question or problem.

SHAREHOLDER ENGAGEMENT

In the fall of 2015, as part of the annual shareholder outreach program begun in 2011, management contacted shareholders representing approximately 50% of shares outstanding and had discussions with shareholders representing approximately 26% of shares outstanding. More shareholders declined calls than prior years, which we believe reflects lack of concern with our governance and compensation programs. As a result of shareholder feedback and an analysis of industry trends and best practices, the Nominating Committee took several important actions to enhance the company's corporate governance practices.

What We Heard from Shareholders	Actions Taken
Emphasized the importance of adopting and disclosing a rigorous Board self-evaluation process	Enhanced the Board self-evaluation process by instituting individual director interviews effective in 2016 and providing shareholders more disclosure on this process
Expressed an interest in ensuring boards are engaging in discussions about tenure and refreshment on a regular basis (expressed minimal support for director term limits)	Added a specific question to the Board self-evaluation questionnaire focusing on tenure and refreshment to ensure topic is top of mind
Understood the benefits of adopting forum selection bylaws, particularly for Delaware companies, to reduce expenses and the risk of conflicting legal outcome, and to ensure legal issues are litigated before seasoned and knowledgeable judges	Amended the company's by-laws to adopt Delaware as the exclusive forum for certain corporate legal actions
Noted that sustainability issues and disclosures are gaining momentum among investors	Added new disclosures to the proxy statement on environmental stewardship

ANNUAL BOARD SELF-ASSESSMENT PROCESS

The Nominating Committee oversees the Board evaluation process, leveraging a multi-step process to ensure an ongoing, rigorous assessment of the Board's effectiveness. In response to shareholders' interest for a robust and candid self-evaluation process, commencing in 2016, the Board augmented its self-evaluation process with individual one-on-one discussions led by the presiding director and a mid-year review of progress against goals.

Component	Actions
Annual Corporate Governance Review / Shareholder Engagement Program *(October to December)*	The Nominating Committee performs an annual review of the company's corporate governance policies and practices in light of best practices, recent developments and trends. In addition, the Nominating Committee reviews feedback on governance issues provided by shareholders during the company's annual shareholder engagement program.
Board Self-Assessment Questionnaires *(February)*	The governance review and shareholder feedback informs the Nominating Committee's review and approval of written questionnaires that the Board and its standing committees use to help guide self-assessment. The Board's questionnaire covers a wide range of topics, including the Board's: ✓ fulfillment of its responsibilities under the Corporate Governance Guidelines; ✓ effectiveness in overseeing the company's business plan, strategy and risk management; ✓ leadership structure and composition, including mix of experience, skills, diversity and tenure; ✓ relationship with management; and ✓ processes to support the Board's oversight function. The Board engages in a discussion guided by the self-assessment questionnaire and develops goals for the coming year.
New for 2016	
One-on-One Discussions *(February to May)*	In response to shareholder feedback received during the fall of 2015, the Board decided to augment its self-assessment process by introducing one-on-one candid discussions between the presiding director and each independent director on Board effectiveness, dynamics and areas for improvement. The presiding director meets with the Chairman of the Board and the Chairman of the Nominating Committee to discuss key themes that emerged during the discussions.
Board Evaluation and Development of Goals *(May)*	The presiding director leads a Board evaluation discussion in executive session guided by the Board's self-assessment questionnaire and the key themes emerging from his one-on-one discussions. The Board identifies successes and areas for improvement from the prior Board year and establishes written goals for the year ahead.
Interim Review of Goals *(December)*	The presiding director leads an interim review of progress made against the goals established during the Board evaluation discussion in May.

In addition to the full Board evaluation process set forth above, the standing committees of the Board undertake separate self-assessments based on written questionnaires, generally between February and July.

POLITICAL CONTRIBUTIONS AND LOBBYING EXPENDITURES

The Nominating Committee reviews the company's political and lobbying policies and reports of political contributions and expenditures consistent with the company's Code of Conduct. As part of this Code, we do not give corporate contributions to political candidates or parties and we require that no portion of our dues paid to trade associations be used for political contributions. We do allow the use of corporate resources for non-partisan political activity. Our website includes our policy for political contributions for political purposes and information on annual dues, assessments and contributions of $25,000 or more to trade associations and coalitions. To access our policy and report of 2015 contributions, please go to http://ir.thehartford.com under the heading *"Corporate Governance" — "Governance Documents" — "Code of Ethics" — "Code of Ethics and Political Compliance."*

ENVIRONMENT AND SUSTAINABILITY

The Hartford is a leader in sustainability and we are committed to operating in a socially responsible manner. As an eco-friendly insurance company, we recognize the clear consensus within the scientific community that climate change is of real and increasing concern. As an insurer, investor, employer, property owner and responsible corporate citizen, we are committed to understanding, managing and mitigating the risks associated with global climate change. In the past few years, we have undertaken a number of initiatives that exemplify our commitment, including installing electric vehicle charging stations to support electric car use, switching to more fuel efficient fleet vehicles, reducing our paper consumption and planting a community garden on The Hartford's campus.

As a result of our efforts to operate in an environmentally and socially responsible manner, in 2015 the company received the following national recognitions:



Named a "Climate Leader" by the U.S. Environmental Protection Agency for the second year in a row, this time for setting a third aggressive greenhouse gas emission reduction target	Earned a place on the CDP (formerly Carbon Disclosure Project) Leadership Index for the 8th year in a row, and earned spots on both the Performance and Disclosure Indices	Included in the Dow Jones Sustainability Indices for the 4th year in a row	Remained on the U.S. EPA Green Power Partnership Top Partner list for the 5th year in a row

To learn more about The Hartford's corporate responsibility and sustainability efforts, please access our latest **Sustainability Report**, which presents our sustainability goals and provides data as well as examples of our efforts to achieve those goals, at https://www.thehartford.com/about-us/environment.

BOARD AND SHAREHOLDER MEETING ATTENDANCE

The Board met seven times during 2015 and each of the directors attended 75% or more of the aggregate number of meetings of the Board and the committees on which he or she served. The average attendance of all directors at Board and committee meetings was approximately 92%. We encourage our directors to attend the Annual Meeting of Shareholders, and all of our directors attended the Annual Meeting of Shareholders held on May 20, 2015, except Ms. Mikells, who had a scheduling conflict.

SELECTION OF NOMINEES FOR ELECTION TO THE BOARD

CRITERIA FOR NOMINATION TO THE BOARD OF DIRECTORS

The Nominating Committee is responsible for identifying and recommending to the Board candidates for Board membership. At the request of the Nominating Committee, we have retained an outside search firm to identify prospective Board nominees. The Nominating Committee also considers candidates suggested by its members, other Board members, management and shareholders.

The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors as it deems appropriate, including the current composition of the Board and each candidate's:

- experience and its relevance to our business and objectives;
- financial and accounting expertise;
- ability to meet the required independence criteria and avoid conflicts of interest;
- personal and professional ethics, integrity and values; and
- availability to attend Board meetings and to devote appropriate time to preparation for such meetings.

In addition, the Nominating Committee considers the candidate's potential contribution to the diversity of the Board. The Board believes that a diverse membership with varying perspectives and breadth of experience is an important attribute of a well-functioning board and will contribute positively to robust discussion at meetings. The Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to race, gender, ethnicity and the range of perspectives that the directors bring to their Board work. As part of its consideration of prospective nominees, the Board and the Nominating Committee monitor whether the directors as a group meet The Hartford's criteria for the composition of the Board, including diversity considerations.

BOARD NOMINATION PROCESS



Candidates recommended to Nominating Committee → Nominating Committee considers candidates' qualifications → Nominating Committee recommends candidates to Board → Board determines nominees for election

SHAREHOLDER PROPOSED NOMINEES

The Nominating Committee will consider director candidates recommended by shareholders using the same criteria described above. Nominations for director candidates are closed for 2016. To recommend a candidate for our 2017 Annual Meeting, shareholders must deliver or mail their nomination submission to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. Nominations must be received by February 17, 2017 and must include the information specified in our By-laws, including, but not limited to, the name of the candidate, together with a brief biography, an indication of the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of our stock.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board, as described below. Members of the Board who are employees of The Hartford or its subsidiaries are not compensated for service on the Board or any of its committees.

For the 2015-2016 Board service year, non-management directors received an annual cash retainer of $100,000 and a $160,000 annual equity grant of restricted stock units ("RSUs").

ANNUAL CASH FEES

Cash compensation for the 2015-2016 Board service year beginning on May 20, 2015, the date of the 2015 Annual Meeting of Shareholders, and ending on May 18, 2016, the date of the 2016 Annual Meeting, is set forth below:

Annual Cash Compensation[1]	Director Compensation Program
Annual Retainer[2]	$100,000
Chair Retainer	$25,000 – Audit Committee $25,000 – Finance, Investment and Risk Management Committee $25,000 – Compensation and Management Development Committee $10,000 – Nominating Committee
Presiding Director Retainer	$25,000
Talcott Resolution Board Working Group Stipend[3]	$10,000

(1) Directors may elect to defer all or part of the annual Board cash retainer and any Committee Chair or presiding director cash retainer into RSUs, to be distributed as common stock following the end of the director's Board service.
(2) Directors who join the Board during the Board service year receive a pro rata portion of the annual cash retainer.
(3) A group of directors dedicated to discussing with management ongoing activities to effectively manage the run-off of our variable annuity business. See page 18 for more details.

ANNUAL EQUITY GRANT

In 2015, directors received an annual equity grant of $160,000, payable solely in RSUs pursuant to The Hartford 2014 Incentive Stock Plan. Outstanding RSUs are credited with dividend equivalents equal to dividends paid to holders of our common stock.

The RSUs were granted on July 29, 2015, the first day of the scheduled trading window following the filing of our Form 10-Q for the quarter ended June 30, 2015. The number of RSUs of each award was determined by dividing $160,000 by $47.67, the closing price of our common stock as reported on the NYSE on the date of the award. Directors who join the Board during the Board service year receive a pro rata portion of the annual RSU award.

The RSUs vest and will be distributed as common stock at the end of the Board service year, unless the director has elected to defer distribution until the end of Board service. Directors may not sell, exchange, transfer, pledge, or otherwise dispose of the RSUs awarded. Resignation from the Board will result in a forfeiture of all unvested RSUs at the time of such resignation unless otherwise determined by the Compensation and Management Development Committee. However, RSUs will automatically vest upon the occurrence of any of the following events: (a) retirement from service on the Board in accordance with our Corporate Governance Guidelines, (b) death of the director, (c) total disability of the director, as defined in the 2014 Incentive Stock Plan, (d) resignation by the director under cases of special circumstances where the Compensation and Management Development Committee, in its sole discretion, consents to waive the remaining vesting period, or (e) a "change of control," as defined in the 2014 Incentive Stock Plan.

OTHER

We provide each director with $100,000 of group life insurance coverage and $750,000 of accidental death and dismemberment and permanent total disability coverage while he or she serves on the Board. We also reimburse directors for travel and related expenses they incur in connection with their Board and committee service.

STOCK OWNERSHIP GUIDELINES AND RESTRICTIONS ON TRADING

The Board has established stock ownership guidelines for each director to obtain, by the third anniversary of the director's appointment to the Board, an ownership position in our common stock equal to five times his or her total annual cash retainer (including cash retainers paid for committee chair or presiding director responsibilities). All directors with at least three years of Board service met the stock ownership guidelines as of December 31, 2015.

Our insider trading policy prohibits all hedging activities by directors, and permits directors to engage in transactions involving The Hartford's equity securities only through (1) a pre-established trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, or (2) during "trading windows" of limited duration following the filing with the SEC of our periodic reports on Forms 10-K and 10-Q and following a determination by the company that the director is not in possession of material non-public information. In addition, our insider trading policy grants us the ability to suspend trading of our equity securities by directors.

DIRECTOR SUMMARY COMPENSATION TABLE

We paid the following compensation to directors for the fiscal year ended December 31, 2015.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Robert Allardice[2]	135,000	160,000	2,001	297,001
Trevor Fetter	125,000	160,000	870	285,870
Kathryn A. Mikells	-	260,000	753	260,753
Michael G. Morris	-	260,000	2,001	262,001
Thomas Renyi	-	285,000	1,878	286,878
Julie G. Richardson[2]	10,000	260,000	630	270,630
Teresa W. Roseborough[3]	116,700	186,700	864	304,264
Virginia P. Ruesterholz[2]	10,000	260,000	630	270,630
Charles B. Strauss[2]	135,000	160,000	2,826	297,826
H. Patrick Swygert	110,000	160,000	2,949	272,949

(1) The amounts shown in this column reflect the aggregate grant date fair value of restricted stock and RSU awards granted during the fiscal year ended December 31, 2015. On April 29, 2015, following her appointment to the Board, Ms. Roseborough received a pro-rated restricted stock grant for the 2014-2015 Board service year valued at $26,700 based on the closing stock price of $41.37. This award vested and distributed on May 20, 2015 at the same time as the other director grants for the 2014-2015 Board service year. All other grants occurred on July 29, 2015 and consisted of RSUs, valued based on the closing stock price of $47.67. For directors Mikells, Morris, Renyi, Richardson and Ruesterholz, the amounts shown reflect both the 2015-2016 annual equity awards and the grant date value of vested RSUs each director elected to receive in lieu of fees paid in cash. These units will earn dividend equivalents and be distributed as shares of the company's common stock at the end of the director's Board service.

(2) A $10,000 stipend for service in the Talcott Resolution Board Working Group was paid to directors Allardice, Richardson, Ruesterholz and Strauss.

(3) Ms. Roseborough received a pro-rated annual cash retainer of $16,700 upon her appointment to the Board on April 1, 2015 for the 2014-2015 Board service year.

DIRECTOR COMPENSATION TABLE—OUTSTANDING EQUITY

The following table shows the number and value of unvested equity awards outstanding as of December 31, 2015. The value of these unvested awards is calculated using a market value of $43.46, the NYSE closing price per share of our common stock on December 31, 2015. The numbers have been rounded to the nearest whole dollar or share.

		Stock Awards	
Name	Stock Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert Allardice	7/29/2015	3,372	146,547
Trevor Fetter	7/29/2015	3,372	146,547
Kathryn A. Mikells	7/29/2015	3,372	146,547
Michael G. Morris	7/29/2015	3,372	146,547
Thomas Renyi	7/29/2015	3,372	146,547
Julie G. Richardson	7/29/2015	3,372	146,547
Teresa W. Roseborough	7/29/2015	3,372	146,547
Virginia P. Ruesterholz	7/29/2015	3,372	146,547
Charles B. Strauss	7/29/2015	3,372	146,547
H. Patrick Swygert	7/29/2015	3,372	146,547

(1) The annual RSU award granted on July 29, 2015 will vest on the earlier of (i) the last day of the Board service year or (ii) the first anniversary of the award grant date, and will be distributed at that time in shares of the company's common stock unless the director had previously elected to defer distribution of all or a portion of his or her annual RSU award until the end of Board service. Directors Fetter, Mikells, Morris, Renyi, Richardson, Ruesterholz and Swygert have made elections to defer distribution of 100% of their award.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a Policy for the Review, Approval or Ratification of Transactions with Related Persons. This policy requires our directors and Section 16 executive officers to promptly disclose any actual or potential material conflict of interest to the Chair of the Nominating Committee and the Chairman of the Board for evaluation and resolution. If the transaction involves a Section 16 executive officer or an immediate family member of a Section 16 executive officer, the matter must also be disclosed to our General Auditor or Director of Compliance for evaluation and resolution.

We did not have any transactions requiring review under this policy during 2015.

COMMUNICATING WITH THE BOARD

Shareholders and other interested parties may communicate with directors by contacting the Corporate Secretary at The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. The Corporate Secretary will relay appropriate questions or messages to the directors. Only items related to the duties and responsibilities of the Board will be forwarded.

Anyone interested in raising a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee may do so anonymously and confidentially by contacting EthicsPoint:

By internet	By telephone	By mail
		
Visit 24/7 www.ethicspoint.com	1-866-737-6812 (U.S. and Canada) 1-866-737-6850 (all other countries)	The Hartford c/o EthicsPoint P.O. Box 230369 Portland, Oregon 97281

DIRECTOR NOMINEES

Eleven individuals will be nominated for election as directors at the Annual Meeting. The terms of office for each elected director will run until the next annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her earlier death, retirement, resignation or removal from office.

In accordance with our Corporate Governance Guidelines, each director has submitted a contingent, irrevocable resignation that the Board may accept if the director fails to receive more votes "for" than "against" in an uncontested election. In that situation, the Nominating Committee (or another committee comprised of at least three non-management directors) would make a recommendation to the Board about whether to accept or reject the resignation. The Board, not including the subject director, will act on this recommendation within 90 days from the date of the Annual Meeting, and we will disclose the Board's decision publicly promptly thereafter.

If for any reason a nominee should become unable to serve as a director, either the shares of common stock represented by valid proxies will be voted for the election of another individual nominated by the Board, or the Board will reduce the number of directors in order to eliminate the vacancy.

The Nominating Committee believes that each director nominee has an established record of accomplishment in areas relevant to our business and objectives, and possesses the characteristics identified in our Corporate Governance Guidelines as essential to a well-functioning and deliberative governing body, including integrity, independence and commitment. Other experience, qualifications and skills the Nominating Committee looks for include the following:

Experience / Qualification	Relevance to The Hartford
Leadership	Experience in significant leadership positions provides us with new insights, and demonstrates key management disciplines that are relevant to the oversight of our business.
Financial Services Industry	Extensive experience in the financial services industry provides an understanding of the complex regulatory and financial environment in which we operate and is highly important to strategic planning and oversight of our business operations.
Corporate Governance	An understanding of organizations and governance supports management accountability, transparency and protection of shareholder interests.
Risk Management	Risk management experience is critical in overseeing the risks we face today and those emerging risks that could present in the future.
Finance and Accounting	Finance and accounting experience is important in understanding and reviewing our business operations, strategy and financial results.
Business Operations and Strategic Planning	An understanding of business operations and processes, and experience making strategic decisions, are critical to the oversight of our business, including the assessment of our operating plan and business strategy.
Regulatory	An understanding of laws and regulations is important because we operate in a highly regulated industry and we are directly affected by governmental actions.
Talent Management	We place great importance on attracting and retaining superior talent, and motivating employees to achieve desired enterprise and individual performance objectives.

The Nominating Committee believes that our current Board is a diverse group whose collective experiences and qualifications bring a variety of perspectives to the oversight of The Hartford. All of our directors hold, or have held, senior leadership positions in large, complex corporations, educational institutions and/or charitable and not-for-profit organizations. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities on our Board. Their roles in these organizations also permit them to offer senior management a diverse range of perspectives about the issues facing a complex financial services company like The Hartford. Key qualifications, skills and experience our directors bring to the Board that are important to the oversight of The Hartford are identified and described below.

ROBERT B. ALLARDICE, III



Age: 69

Director Since: 2008

Independent

Committees: Audit (Chair); Finance, Investment and Risk Management

Other Public Company Directorships: Ellington Residential Mortgage REIT (2013-present); GasLog Partners LP (2014-present)

Select Qualifications and Skills:

Leadership: Served as a senior leader for multiple large, complex financial institutions, including as regional chief executive officer of Deutsche Bank Americas Holding Corporation, North and South America.

Financial Services Industry: Over 35 years of experience in the financial services industry, including at the senior executive officer level.

Finance and Accounting: Experience leading capital markets-based businesses relevant to the oversight of our investment management firm and corporate finance activities. The Board has determined that Mr. Allardice meets the SEC's criteria of an audit committee "financial expert."

Regulatory: Experience in a highly regulated industry, including interfacing with regulators and establishing governance frameworks relevant to the oversight of our business.

Corporate Governance: Director and audit committee member for several large companies including Vanguard Car Rental; Carlyle Capital Corp.; Citibank (South Dakota), NA; Ellington Housing, Inc. REIT; Ellington Residential Mortgage REIT; and GasLog Partners LP. Has served as chairman of the Board's Audit Committee since 2009.



Morgan Stanley & Company
- Founder of Merger Arbitrage Department Chief Operating Officer of its Equity Department, Founding member of Finance Committee

Smith Barney
- Consultant

Deutsche Bank Americas Holding Corporation
- Regional Chief Executive Officer of North and South America, Advisory Director

Deutsche Bank
- Consultant to Chairman of Supervisory Board

1974   1993 1994 1995   2002   2006

TREVOR FETTER



Age: 56

Director since: 2007

Independent

Committees: Compensation and Management Development (Chair); Finance, Investment and Risk Management

Other Public Company Directorships: Tenet Healthcare Corporation (2003-present)

Select Qualifications and Skills:

Leadership: Over a decade of experience as the president and chief executive officer of Tenet Healthcare Corporation, a publicly-traded healthcare company.

Finance and Accounting: Significant experience in corporate finance and financial reporting acquired through senior finance roles, including as a chief financial officer of a publicly-traded company.

Business Operations and Strategic Planning: Seasoned chief executive officer with responsibility for leading the strategy and managing the operations of a complex organization.

Regulatory: Experience navigating complex regulatory frameworks as the president and chief executive officer of a highly-regulated, publicly-traded healthcare company.

Corporate Governance: Corporate governance expertise from service as director of large public companies, including four years as Chairman of the Board's Nominating and Corporate Governance Committee.



Tenet Healthcare Corporation
- Chief Financial Officer

Broadlane, Inc.
- Chairman and Chief Executive Officer

Tenet Healthcare Corporation
- President | - Chief Executive Officer

1995   2000   2002   2003   Present

KATHRYN A. MIKELLS



Age: 50

Director since: 2010

Independent

Committees: Audit; Finance, Investment and Risk Management Committee

Other Public Company Directorships: Diageo plc (2015-present)

Select Qualifications and Skills:

Leadership: Experience in a variety of executive management positions, with a focus on leading the finance function of global organizations.

Finance and Accounting: Significant experience in corporate finance and financial reporting acquired through senior executive roles in finance, including as a chief financial officer of multiple publicly-traded companies. The Board has determined that Ms. Mikells meets the SEC's criteria of an audit committee "financial expert."

Business Operations and Strategic Management: Strong management and transformational skills demonstrated during ADT's successful transition into an independent company and significant mergers and acquisitions experience acquired through the sale of Naclo to Ecolab and the merger of United Airlines with Continental Airlines.

Risk Management: Demonstrated risk management skills as leader responsible for financial and corporate planning for domestic and international organizations.

Talent Management: Strong talent development skills acquired through years leading global finance divisions.



- 1994: **UAL Corporation (Parent of United Airlines)**
- 2005: Treasurer
- 2006: Vice President, Financial Planning and Analysis
- 2007: Head of Investor Relations
- 2008: - Chief Financial Officer, Executive Vice President
- 2010: **Nalco Company** - Chief Financial Officer
- 2012: **ADT Security Services** - Chief Financial Officer
- 2013: **Xerox Corporation** - Chief Financial Officer
- 2015: **Diageo** - Chief Financial Officer
- Present

MICHAEL G. MORRIS



Age: 69

Director since: 2004

Independent

Committees: Audit; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships: Alcoa, Inc. (2002-present); American Electric Power Company, Inc. (2004-2014); L Brands, Inc. (2012-present); Spectra Energy (2013-present)

Select Qualifications and Skills:

Leadership: Over two decades of experience as chief executive officer and president of multiple publicly-traded companies in the highly regulated energy industry.

Finance and Accounting: In addition to overseeing financial matters in his roles as chairman, president and CEO of AEP, and as chairman, president and CEO of Northeast Utilities, has served on the audit committees of several publicly traded companies including The Hartford and Alcoa. The Board has determined that Mr. Morris meets the SEC's criteria of an audit committee "financial expert."

Business Operations and Strategic Planning: Significant experience as a senior leader responsible for the strategic direction and management of complex business operations in the energy and gas industry.

Regulatory: Proven skills interacting with governmental and regulatory agencies acquired through years of leading various multi-national organizations in energy and gas industry, serving on the U.S. Department of Energy's Electricity Advisory Board, the National Governors Association Task Force on Electricity Infrastructure, the Institute of Nuclear Power Operations and as Chair of the Business Roundtable's Energy Task Force.

Corporate Governance: Corporate governance expertise from service as a director and member of the audit, compensation, finance, risk management and nominating/governance committees of various publicly-traded companies.

- 1997: **Northeast Utilities** - Chairman, President and Chief Executive Officer
- 2004: **American Electric Power Company, Inc. ("AEP")** - President and Chief Executive Officer - Chairman of the Board
- 2011
- 2013



THOMAS A. RENYI



Age: 70

Director since: 2010

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships: Public Service Enterprise Group (2003-present); Royal Bank of Canada (2013-present)

Select Qualifications and Skills:

Leadership: Served as chief executive officer of a global banking organization for nearly a decade.

Financial Services Industry: Over 40 years of experience in the financial services industry, both domestic and global, including serving as Chairman and Chief Executive Officer of The Bank of New York Company, Inc. and the Bank of New York for 10 years.

Finance and Accounting: Strong financial expertise acquired through key leadership roles at financial services companies, including in areas such as credit policy, securities servicing, capital markets and domestic and international banking.

Business Operations and Strategic Planning: Managed operations and set strategic direction as a senior leader of complex financial services companies; led the successful integration initiatives related to two major mergers.

Corporate Governance: Corporate governance expertise from service as chairman and director of large, financial public companies.



The Bank of New York Company				**The Bank of New York Mellon Corporation**
Leadership roles in securities servicing, credit policy and capital markets	- President and member of the Board of Directors	- Chief Executive Officer	- Chairman of the Board	- Executive Chairman
1971	1992	1997	1998	2007 2008

JULIE G. RICHARDSON



Age: 52

Director since: 2014

Independent

Committees: Audit; Finance, Investment and Risk Management

Other Public Company Directorships: Stream Global Services, Inc.(2009-2012); VEREIT, Inc. (2015-present)

Select Qualifications and Skills:

Leadership: Previously led management of Providence Equity Partners' New York Office as partner and headed JPMorgan's Global Telecommunications, Media and Technology group.

Financial Services Industry: Over 25 years of financial services experience as a banker and investment professional at some of the world's largest financial services firms.

Finance and Accounting: Significant experience in financial analysis and capital markets acquired as a senior leader at global financial services institutions. The Board has determined that Ms. Richardson meets the SEC's criteria of an audit committee "financial expert."

Risk Management: Extensive risk management skills acquired through a long and distinguished career leading both private and public financial investment organizations.

Talent Management: Experience leading and managing large, global teams at multiple organizations.



Merrill Lynch	**JPMorgan Chase & Co**	**Providence Equity Partners LLC**	
- Managing Director	- Managing Director and Head of Telecommunications, Media and Technology Investment Banking Group	- Managing Director and Head of New York Private Equity Team	- Senior Advisor
1987	1998	2003	2012 2014

TERESA WYNN ROSEBOROUGH



Age: 57

Director since: 2015

Independent

Committees: Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships: None

Select Qualifications and Skills:

Leadership: Over two decades of experience as a senior legal advisor in government, law firm and corporate settings.

Risk Management: Significant experience as a senior leader responsible for corporate compliance matters at large-cap publicly-traded companies and as an attorney focused on complex litigation matters, including before the U.S. Supreme Court.

Regulatory: Extensive regulatory experience acquired as a government attorney providing legal counsel to the White House and all executive branch agencies.

Corporate Governance: Corporate governance expertise from service as General Counsel and Corporate Secretary of a publicly-traded company.

Financial Services Industry: In depth knowledge of the financial services industry gained through senior legal positions at MetLife, Inc., a major provider of insurance, annuities and employee benefits.



U.S. Department of Justice	**Sutherland, Asbill & Brennan LLP**	**MetLife, Inc.**	**The Home Depot**
-Deputy Assistant Attorney General, Office of Legal Counsel	- Partner	- Senior Chief Counsel-Compliance & Litigation And Deputy General Counsel	- Executive Vice President, General Counsel and Corporate Secretary
1994	1996	2006	2011 Present

VIRGINIA P. RUESTERHOLZ



Age: 54

Director since: 2013

Independent

Committees: Compensation and Management Development Committee; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships: Frontier Communications Corporation (2013-present)

Select Qualifications and Skills:

Leadership: Held variety of senior executive positions, including as Executive Vice President at Verizon Communications and President of the former Verizon Services Operations.

Business Operations and Strategic Planning: Vast experience in large scale operations including sales and marketing, customer service, technology and risk management. Held principal oversight responsibility for key strategic initiatives at a Fortune 100 company.

Finance and Accounting: Financial and strategic expertise acquired as president of various divisions within Verizon and most recently as Chair of the Finance Committee and Member of the Audit Committee at Stevens Institute of Technology.

Regulatory: Senior leader with extensive experience navigating the regulatory landscape of large-scale operations at a Fortune 100 company.

Talent Management: Significant talent management skills as the president of an organization with over 25,000 employees.



New York Telephone	**Verizon Partner Solutions**	**Verizon Telecom**	**Verizon Services Operations**	**Verizon Communications**
- Positions of increasing responsibility in operations, sales and customer service	- President	- President	- President	- Executive Vice President
1984	2005	2006	2009	Jan 2012 Jul 2012

CHARLES B. STRAUSS



Age: 73

Director since: 2001

Independent

Committees: Finance, Investment and Risk Management (Chair); Audit; Nominating and Corporate Governance

Other Public Company Directorships: Aegis Group plc (2003-2013); The Hershey Company (2007–2009)

Select Qualifications and Skills:

Leadership: Nearly two decades of domestic and global leadership experience as an executive in the consumer products industry, including as President and Chief Executive Officer of Unilever United States, Inc.

Finance and Accounting: In addition to overseeing financial matters in his role as chairman and president of Unilever, has served on the audit committees of several publicly traded companies, including the Board's Audit Committee. The Board has determined that Mr. Strauss meets the SEC's criteria of an audit committee "financial expert."

Business Operations and Strategic Planning: Demonstrated skills in strategic planning and leading business operations, including management and oversight of expansive distribution channels, acquired as a senior leader responsible for a company with large-scale global operations.

Risk Management: Experience overseeing risk management initiatives as a senior leader of a global organization; has served as chairman of the Board's Finance, Investment and Risk Management Committee since its inception in 2009.

Corporate Governance: Corporate governance expertise acquired through service as director of several large, publicly-traded companies.



Unilever

	- Chief Executive Officer and Chairman of the Board, Langnese-Iglo GmbH	- President and Chief Executive Officer, Lever Brothers	- Business Group President, Unilever Latin America	- President, Unilever Home and Personal Care—North America	- President and Chief Executive Officer, Unilever United States, Inc.
1986	1989	1992	1996	1999	2000	2004

CHRISTOPHER J. SWIFT



Age: 55

Director since: 2014

Committees: Finance, Investment and Risk Management

Other Public Company Directorships: None

Select Qualifications and Skills:

Leadership: Chairman and CEO of a publicly-traded financial services company; previous experience in senior leadership roles at AIG and head of the Global Insurance Industry Practice at KPMG.

Finance and Accounting: During his CFO tenure, Mr. Swift was responsible for finance, treasury, capital, accounting, and investor relations. He previously held finance roles at AIG. In addition, Mr. Swift is a certified public accountant with experience working at a leading international accounting firm.

Financial Services Industry: Over 30 years of experience in the financial services industry, with a focus on insurance; broad insight and knowledge into the complexities of our businesses, relationships, competitive and financial positioning, senior leadership and strategic opportunities and challenges.

Business Operations and Strategic Planning: Mr. Swift leads the execution of our strategy, directs capital management actions and strategic investments, and oversees the continuous strengthening of the company's leadership pipeline. As CFO, he led the team that developed the company's go-forward strategy.

Risk Management: As Chairman and CEO, has ultimate responsibility for the company's risk management, including initiatives related to managing the run-off of our variable annuity book of business.

  

KPMG	**American International Group, Inc.**		**The Hartford Financial Services Group, Inc**		
- Partner		- Vice President and Chief Financial Officer, Life and Retirement Services	- Executive Vice President and Chief Financial Officer	- Chief Executive Officer	- Chairman
1983	2003	2005	2010	2014	2015 Present



H. PATRICK SWYGERT

Age: 73

Director since: 1996

Independent

Committees: Nominating and Corporate Governance (Chair); Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships: United Technologies Corporation (2001-present)

Select Qualifications and Skills:

Leadership: Leadership roles at educational, governmental and cultural organizations provide him with a unique perspective on civic and cultural issues and regulatory affairs.

Business Operations and Strategic Planning: Significant experience in strategic planning and organizational operations gained by leading the academic and financial revitalization of both Howard University and the University of Albany.

Regulatory: Regulatory experience acquired through service as a director of highly regulated publicly traded companies and as President of a state university.

Corporate Governance: Corporate governance expertise acquired through service as director of several large, publicly-traded companies; currently serves as Chairman of the Board's Nominating and Corporate Governance Committee.

Talent Management: As the president of two major universities, Howard University and University at Albany, SUNY, nearly two decades developing a diverse workforce and a high-performance culture needed for the achievement of academic goals.



Temple University
- Executive Vice President

1987

University at Albany, State University of New York
- President

1990

Howard University
- President

1995

- President Emeritus and professor emeritus

2008

Present

ITEM 1

ELECTION OF DIRECTORS

☑ **The Board recommends that shareholders vote "FOR" all nominees for election as directors.**

The Nominating Committee believes that the director nominees possess qualifications, skills and experience that are consistent with the standards for the selection of nominees for election to the Board set forth in our Corporate Governance Guidelines described on pages 21-22 and that they have demonstrated the ability to effectively oversee The Hartford's corporate, investment and business operations. Biographical information for each director nominee is set forth above, including the principal occupation and other public company directorships (if any) held in the past five years and a description of the specific experience and expertise that qualifies each nominee to serve as a director of The Hartford.

AUDIT MATTERS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees The Hartford's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP ("D&T"), our independent registered public accounting firm for 2015, is responsible for expressing opinions that (1) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (2) we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015.

In this context, the Audit Committee has:

(1) reviewed and discussed the audited financial statements for the year ended December 31, 2015 with management;

(2) discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16, Communications with Audit Committees; and

(3) received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with D&T the independent accountant's independence.

Based on the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements should be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 for filing with the SEC.

Report Submitted: February 24, 2016

Members of the Audit Committee:

Robert B. Allardice, III, Chairman
Kathryn A. Mikells
Michael G. Morris
Julie G. Richardson
Charles B. Strauss

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for the years ended December 31, 2015 and 2014.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Audit fees	$ 14,242,000	$ 15,188,000
Audit-related fees[1]	336,000	1,048,000
Tax fees[2]	693,000	1,070,000
All other fees[3]	244,000	134,000
Total	$ 15,515,000	$ 17,440,000

(1) Fees for the years ended December 31, 2015 and 2014 principally consisted of procedures related to regulatory filings and divestiture related services.
(2) Fees for the years ended December 31, 2015 and 2014 principally consisted of tax compliance services and tax examination assistance.
(3) Fees for the years ended December 31, 2015 and 2014 principally consisted of an enterprise risk project.

The Audit Committee reviewed the non-audit services provided by the Deloitte Entities during 2015 and 2014 and concluded that they were compatible with maintaining the Deloitte Entities' independence.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firm. These policies require that the Audit Committee pre-approve specific categories of audit and audit-related services annually.

The Audit Committee approves categories of audit services and audit-related services, and related fee budgets. For all pre-approvals, the Audit Committee considers whether such services are consistent with the rules of the SEC and the PCAOB on auditor independence. The independent registered public accounting firm and management report to the Audit Committee on a timely basis regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that such services are within the limits approved by the Audit Committee. The Audit Committee's policies require specific pre-approval of all tax services, internal control-related services and all other permitted services on an individual project basis.

As provided by its policies, the Audit Committee has delegated to its Chairman the authority to address any requests for pre-approval of services between Audit Committee meetings, up to a maximum of $100,000 for non-tax services and up to a maximum of $5,000 for tax services. The Chairman must report any pre-approvals to the full Audit Committee at its next scheduled meeting.

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

☑ **The Board recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016**

In accordance with its Board-approved charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the company's independent registered public accounting firm for the fiscal year ending December 31, 2016. D&T has been retained as the company's independent registered public accounting firm since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

In selecting D&T for fiscal year 2016, the Audit Committee carefully considered, among other items:

- the professional qualifications of D&T, the lead audit partner and other key engagement partners;
- D&T's depth of understanding of the company's businesses, accounting policies and practices and internal control over financial reporting;
- D&T's quality controls and its processes for maintaining independence; and
- the appropriateness of D&T's fees for audit and non-audit services.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the company's retention of D&T. In addition, in conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee and its chairperson are involved in the selection of D&T's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of D&T to serve as the company's independent external auditor is in the best interests of the company and its investors.

Although shareholder ratification of the appointment of D&T is not required, the Board requests ratification of this appointment by shareholders. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T.

Representatives of D&T will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our compensation programs and reviews compensation decisions for the Named Executive Officers ("NEOs") listed below. It also describes programs that apply to the CEO and all of his executive direct reports, other than senior executives directly supporting our mutual funds business who have an independent compensation program (collectively, "Senior Executives").

Name	Title
Christopher Swift	Chairman and Chief Executive Officer
Beth Bombara	Executive Vice President and Chief Financial Officer
Douglas Elliot	President
Brion Johnson	Executive Vice President and Chief Investment Officer; President of HIMCO and Talcott Resolution
Robert Rupp	Executive Vice President and Chief Risk Officer

EXECUTIVE SUMMARY

DELIVERING STRONG FINANCIAL RESULTS

In 2015, The Hartford achieved strong financial results with core earnings increasing 7% over 2014 and core earnings return on equity rising to 9.2% from 8.4% in 2014. In our Property & Casualty ("P&C") business, written premiums increased and the combined ratio before catastrophes and prior year development improved. In Group Benefits, we grew fully insured ongoing premiums and increased core earnings. Mutual Funds generated meaningful positive net flows while increasing sales and delivering solid relative fund performance. Talcott Resolution, our life and annuity run-off operations, returned $1.0 billion of capital to the holding company and continued to run-off its variable annuity and fixed annuity contract counts, further reducing the size of those exposures. Moreover, several of our ratings were upgraded by A.M. Best, Moody's and Standard & Poor's, an affirmation of our improved balance sheet, operating performance and financial flexibility. We accomplished these strong results despite a less favorable investment environment and an increasingly competitive market.

USING OUR FINANCIAL STRENGTH TO RETURN CAPITAL, REDUCE DEBT AND INVEST IN OUR BUSINESSES

Because of our strong financial position, in 2015, The Hartford was able to expand its 2014-2016 capital management plan, increasing the total authorization by $1.6 billion to $4.375 billion for equity repurchases and by $275 million to $1.431 billion for debt management actions. In 2015, we returned approximately $1.6 billion of capital to our shareholders in share repurchases and common stock dividends, reduced debt by $750 million, and, in September, increased the quarterly dividend rate by 17%.

We also deployed capital to invest in our businesses to drive profitable growth. We made significant investments in our systems, including new systems for P&C claims, Group Benefits enrollment and Middle Market underwriting, to continue to improve operating efficiency and agent and customer experience. In addition, we continued to attract strong talent to the company, helping to develop a broader and deeper risk profile. We also made marketing investments that have increased the visibility of our brand, including our sponsorship of Major League Baseball, which fully rolls out in 2016, as well as the extension of our 20+ year relationship with U.S. Paralympics to 2020.

FOCUSING ON THE FUTURE

We have a strong portfolio of businesses and capital flexibility. We remain focused on organically growing each of our businesses while maintaining underwriting discipline, and will tightly manage expenses to support ongoing investment in the capability and talent needed to be a top-of-mind company for the products we offer. We will explore acquisitions that can help us accelerate our profitable growth strategy and that meet our financial and strategic objectives. Through strong business performance and effective capital management that returns excess capital to shareholders, we are confident in our ability to create long-term shareholder value. As we look at 2016 and beyond, our primary financial goals are to:

- continue to expand our core earnings ROE, excluding Talcott Resolution;
- efficiently manage the run-off and return of capital from Talcott Resolution, while maintaining its capital self-sufficiency;
- redeploy the excess capital generated by our businesses to create greater shareholder value; and
- generate average total value creation of at least 9% annually, as measured by common dividends paid plus growth in book value per share, excluding accumulated other comprehensive income ("AOCI").

With our strategic and financial transformation essentially complete, The Hartford has a strong foundation and, despite increasing competition, we are confident we can maintain underwriting discipline, expense control and capital flexibility.



CORE EARNINGS*	CORE EARNINGS ROE*	$1.6 BILLION	$750 MILLION
7%	80 BASIS POINTS	RETURNED TO SHAREHOLDERS	OF DEBT REDUCED
FROM 2014	FROM 2014 TO 9.2%	THROUGH DIVIDENDS AND SHARE REPURCHASES	

* Denotes financial measure not calculated in accordance with generally accepted accounting principles ("GAAP"). *See* <u>Appendix A</u> for reconciliation to GAAP

DELIVERING LONG-TERM SHAREHOLDER RETURN

We have achieved strong financial performance and executed capital management initiatives while continuing to make significant investments in our businesses, all of which helped drive shareholder returns. Book value per diluted share, excluding AOCI, rose 7%, equating to total value creation of 9% per share, including common dividends per share in 2015. Moreover, we have significantly outperformed relevant benchmarks, including the S&P 500 P&C, S&P 500 and S&P Insurance Composite indices over three years.



Three-Year Total Shareholder Return*
(2013-2015)

- The Hartford (HIG): 104%
- S&P 500 Property & Casualty: 75%
- S&P 500 Insurance Composite: 63%
- S&P 500: 53%

* Includes reinvestment of dividends. Data provided by S&P Capital IQ

The chart below illustrates key actions we have taken since 2013 to drive shareholder return.

Three-Year Total Shareholder Return and Key Management Actions*



*   Timeline not to scale

**   Total capital management plan authorization for 2014-2016: $4.375 billion in equity repurchases; $1.431 billion in debt reduction

2015 COMPENSATION HIGHLIGHTS

Decision	Rationale
The Compensation Committee approved an annual incentive plan ("AIP") funding level of 116% of target. (page 49)	Performance against pre-established financial targets resulted in a formulaic AIP funding level of 116% of target. The Compensation Committee undertook a qualitative review of performance and concluded that the formulaic AIP funding level appropriately reflected 2015 performance. Accordingly, no adjustments were made.
For 2015 performance share grants, the Compensation Committee expanded the company's Performance Peer Group from 10 to 20 companies. (page 45)	The Compensation Committee believes that the Performance Peer Group should include companies that, in the aggregate, represent our current mix of business and are competing investment choices in the capital markets. The new group, which includes nine of the 10 companies from the prior Performance Peer Group, consists of companies that meet these criteria and have market characteristics and historical stock performance similar to the company's.
For 2015 performance share grants, the company revised its methodology for measuring ROE to use the average annual ROE over the three-year measurement period. (page 44)	While the prior methodology was appropriate given the challenges of setting annual ROE targets during the company's transformation from a diversified financial services company to one focused on Property & Casualty, Group Benefits, and Mutual Funds businesses, with the transformation now essentially complete, the Compensation Committee believed that it was appropriate to migrate to a measure that reflects each year's performance in the overall outcome.

The table below reflects the 2015 compensation package (base salary, AIP award and long-term incentive ("LTI") award) for each NEO. Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 55, we believe it provides a simple and concise picture of compensation decisions made for the NEOs in 2015.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	R. Rupp
Base Salary Rate	$ 1,000,000	$ 650,000	$ 900,000	$ 525,000	$ 600,000
2015 AIP Award	$ 2,450,000	$ 1,200,000	$ 2,000,000	$ 1,400,000	$ 1,400,000
2015 LTI Award[1]	$ 6,400,000	$ 1,650,000	$ 4,400,000	$ 1,200,000	$ 1,400,000
Total 2015 Compensation Package[2]	$ 9,850,000	$ 3,500,000	$ 7,300,000	$ 3,125,000	$ 3,400,000

(1) Reflects the dollar amount of the award as approved by the Compensation Committee rather than the fair value (calculated in accordance with FASB ASC Topic 718) shown in the *Summary Compensation Table*.

(2) Excludes items shown under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" columns in the *Summary Compensation Table*.

"SAY-ON-PAY" RESULTS

At last year's Annual Meeting, shareholders voted 95% in favor of our "Say-on-Pay" proposal. Over the past few years, the Compensation Committee has implemented a number of best practices and, in the fall of 2015, as part of our annual shareholder outreach program, shareholders confirmed that our compensation policies and practices are sound and aligned with shareholders' interests. For 2016, the Compensation Committee did not make any material changes to the compensation plan design.

> **2015 "Say-on-Pay" Support**
>
> **95%**

OVERVIEW OF COMPENSATION PROGRAM

Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

COMPENSATION BEST PRACTICES

Program Features	Risk Mitigation	Pay for Performance
✓ Severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus ✓ Double trigger requirement for vesting of equity awards upon change of control (so long as the awards are assumed or replaced with substantially equivalent awards) ✓ No excise tax gross-up upon a change of control ✓ Competitive burn rate and dilution for equity program ✓ Senior Executives eligible for the same benefits as full-time employees, including health, life insurance, disability and retirement benefits ✓ Executive perquisites are limited; no tax gross-ups are provided on perquisites ✓ No individual employment agreements ✓ No inclusion of reload provisions in any stock option grant	✓ Board compensation consultant is independent and does not provide services to the company ✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices ✓ All employees and directors prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities ✓ Senior Executives prohibited from pledging company securities ✓ Stock ownership guidelines for directors and Senior Executives; compliance with guidelines reviewed annually	✓ Approximately 89% of current CEO target annual compensation and 84% of other NEO target annual compensation variable based on performance, including stock price performance ✓ Compensation peer groups evaluated periodically to align with investor expectations and changes in market practice or our business mix ✓ No underwater cash buy-outs ✓ No payment of dividends on unvested performance shares ✓ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant ✓ No re-pricing (reduction in exercise price) of stock options

PAY MIX

NEO compensation is weighted towards variable compensation (annual and long-term incentives), where actual amounts earned may differ from targeted amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is assessed annually by the Compensation Committee (and by the independent directors, in the case of the CEO) to ensure alignment with our compensation objectives and market practice.

As the following charts show, approximately 89% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance.

CEO

11%
Salary
22%
Annual
Incentive
67%
Long-Term
Incentive
Variable with
Performance

OTHER NEOs

16%
Salary
31%
Annual
Incentive
53%
Long-Term
Incentive
Variable with
Performance



COMPONENTS OF COMPENSATION PROGRAM

Each Senior Executive has a target total compensation opportunity comprised of both fixed (base salary) and variable (annual and long-term incentives) compensation. In addition, Senior Executives are eligible for benefits available to employees generally. This section describes the different components of our compensation program for Senior Executives, and lays out the framework in which compensation decisions are made. For a discussion of the 2015 compensation decisions made within this framework, see *Pay for Performance* beginning on page 49 and 2015 *Named Executive Officers Compensation and Performance* beginning on page 50.

BASE SALARY

Each Senior Executive's base salary is reviewed by the Compensation Committee (and, in the case of the CEO, the independent directors) annually, upon promotion, or following a change in job responsibilities, based on market data, internal pay equity and level of responsibility, expertise and performance.

ANNUAL INCENTIVE PLAN ("AIP") AWARDS

Our employees, including the Senior Executives, are eligible to earn cash awards under the AIP based on company and individual performance. Each employee has a target AIP opportunity that is set as a percentage of base salary. At the conclusion of each year, the Compensation Committee establishes an annual AIP funding level that is derived through a holistic review of company performance. The AIP funding level is the main driver in determining the amount of individual AIP awards. The Compensation Committee uses the following three-step process to determine individual Senior Executive AIP awards. Actual company performance results for 2015 are described on pages 49 and 50.

| Step 1: Financial Performance Against Target (Primary Criterion) | Produces the final company AIP funding level |

Financial performance against target is the primary factor in determining the AIP funding level. Core earnings is the basis for measuring financial performance. The Compensation Committee selected core earnings because:

- the Committee felt it best reflects annual operating performance;
- it is a metric investment analysts commonly look to when evaluating annual performance;
- all employees can impact it; and
- it is prevalent among peers.

At the beginning of each year, the Compensation Committee approves a definition of "Compensation Core Earnings" that specifies in advance certain items that will be adjusted at the end of that year, such as accounting changes, catastrophe losses above or below budget, or unusual or non-recurring items. The Compensation Committee excludes the impact of these items because it believes they do not reflect the performance of our underlying businesses, and it wants to ensure that management is held accountable for performance it controls and is neither advantaged nor disadvantaged for the effect of certain items outside its control. The Compensation Committee's definition of Compensation Core Earnings for 2015 is provided in Appendix A. The Compensation Committee also sets a Compensation Core Earnings target, which is consistent with the annual operating plan reviewed by the Board prior to the start of the fiscal year. The 2015 AIP financial target is set forth under 2015 AIP Performance on page 49. If the company performs at target, the formulaic AIP funding level is 100% of target.

In addition to setting a target, the Compensation Committee establishes a threshold performance level, below which no AIP awards are earned, as well as a maximum funding level for performance significantly exceeding target. Actual company performance in relation to target results in a formulaic AIP funding level, as illustrated below.



COMPENSATION CORE EARNINGS

Because the operating plan forms the basis for both our annual fiscal year earnings outlook communicated to investors and the AIP financial targets, the interests of our Senior Executives in achieving strong earnings are aligned with those of our shareholders. Both the Board and management deem our annual fiscal year earnings outlook and the associated AIP financial target to be achievable only with strong performance across our businesses.

Step 2: Qualitative Review | **Produces the final company AIP funding level**

Once the formulaic AIP funding level is determined, the Compensation Committee reviews a number of qualitative factors, including achievements that cannot be measured formulaically or are not yet evident in our financial performance. As a result of its qualitative review, the Compensation Committee may, if it deems appropriate, adjust the formulaic AIP funding level up or down to arrive at an AIP funding level more commensurate with company performance in light of factors than cannot be captured by an exclusively formulaic approach. Among the qualitative factors the Compensation Committee considers are the following broad performance categories:

Performance Criteria	Metrics Applied	Rationale
Non-financial and Strategic Objectives: How did management's accomplishments compare to expectations?	Performance against non-financial and strategic objectives including diversity, employee engagement, risk management and compliance	Provides the Compensation Committee a view into company achievements that are critical for long-term success but are not reflected in current year-end financials
Quality of Earnings: How did results reflect the underlying performance in the year being evaluated?	Earnings driven by current year activity, including policyholder retention, new business, underwriting profitability and expense management	Provides the Compensation Committee an opportunity to assess how current year activity drove the financial performance which informs current year compensation decisions
Peer Relative Performance: How did we perform relative to peers?	Performance relative to peers on metrics such as stock price and earnings	Provides the Compensation Committee an understanding of how the company has performed on a relative basis across the industry, which is not captured in the financial formula

The Compensation Committee believes that grounding the AIP funding level in formulaic financial performance against targets, but retaining the flexibility to adjust it to reflect qualitative factors, allows it to arrive at a final AIP funding level that (1) best reflects holistic performance, (2) is aligned with shareholder interests, and (3) provides the ability to attract, retain and incentivize employees who contribute to the long-term value of the company. Historically, the Compensation Committee has used the qualitative review to both increase and decrease the AIP funding level to levels more commensurate with overall company performance, but, in recent years, has determined no adjustments were necessary to achieve that result.

HISTORICAL QUALITATIVE ADJUSTMENTS TO FORMULAIC AIP FUNDING LEVEL



2015 and 2014	2013	2012
0 pts.	17 pts.	7 pts.
Concluded that the formulaic AIP funding level appropriately reflected 2015 and 2014 performance. Accordingly, no adjustments were made.	Reduced the formulaic AIP funding level 17 percentage points to reflect an unusually benign catastrophe year.*	Increased the formulaic AIP funding level 7 percentage points to reflect achievement of strategic milestones and the significant work done to transform the company.

*   In 2014, we modified the definition of Compensation Core Earnings to eliminate the impact of catastrophe losses above or below budget.

Step 3: Individual Performance	Results in the Senior Executive's AIP Award

For each Senior Executive, the company AIP funding level multiplied by the Senior Executive's target AIP opportunity produces an initial AIP award amount. Where appropriate, the Committee (and, in the case of the CEO, the independent directors) may adjust the Senior Executive's initial AIP award amount up or down based on his or her performance in leading a business or function. The adjustments made based on 2015 performance are described beginning on page 49.

LONG-TERM INCENTIVE ("LTI") AWARDS

The LTI program is designed to encourage share ownership among Senior Executives, further aligning their interests with those of shareholders to promote shareholder value creation. LTI awards are granted on an annual basis following an assessment of individual performance, potential, and market data. 2015 LTI awards for Senior Executives consist of performance shares (50% of the award value) and stock options (50% of the award value). This mix provides LTI awards that appropriately blend actual stock price performance, comparative stock price performance, and actual operating performance.

Performance Shares (50% of LTI Award)

Performance shares are designed to reward and retain Senior Executives by offering them the opportunity to receive shares of our stock upon achieving pre-determined performance criteria. The performance shares have a three-year performance period and are settled in common stock based on the following metrics:

Performance Metric	Rationale
Compensation Core ROE (50% weighting)	• Important strategic measure of shareholder value creation
Peer-relative TSR (50% weighting)	• Important measure of our performance against peers that are competing investment choices in the capital markets

Shares of common stock ranging from 0% to 200% of the number of performance shares granted may be payable depending upon the performance achieved.

Compensation Core ROE

For 50% of the performance share award, payouts at the end of the performance period, if any, will depend upon achieving an average annual Compensation Core ROE over a three-year measurement period. The Compensation Committee's definition of Compensation Core ROE for 2015 performance share awards is provided in Appendix A. Threshold, target and maximum Compensation Core ROE values were established in February 2015 based on the company's 2015-2017 operating plan. There is no payout for performance below threshold. Achieving target payout of 100% requires meaningful growth in core earnings, increased profitability and prudent capital management. The maximum Compensation Core ROE payout of 200% reflects ambitious, longer-term goals that require performance significantly above and beyond target.

Peer-Relative TSR

For 50% of the performance share award, payouts at the end of the performance period, if any, will be made based on company TSR performance relative to a Performance Peer Group at the end of the three-year performance period. The Performance Peer Group represents industry specific public companies against which we benchmark performance for compensation purposes. While there is some overlap, the Performance Peer Group is distinct from the Corporate Peer Group, which includes mutual companies where financial data is not publicly available, as well as companies that compete with us for talent. The Compensation Committee believes that the Performance Peer Group should be limited to companies that (1) publish results against which to measure our performance, and (2) are competing investment choices in the capital markets. The Compensation Committee reviews the composition of the Performance Peer Group annually.

For each company in the Performance Peer Group, TSR will be measured using a 20-day stock price average at the beginning and the end of the performance period in order to smooth out any volatility. As illustrated in the graph below, there would be no payout for performance below the 30th percentile, 50% payout for performance at the 30th percentile, 100% payout for median performance, and 200% payout if our TSR performance ranks ahead of all companies in the Performance Peer Group.

2015 Performance Peer Group

ACE Ltd.	Mercury General Corp.
Alleghany Corp.	MetLife, Inc.
Allstate Corp.	Old Republic International Corp.
American Financial Group, Inc.	The Progressive Corp.
Aon plc	Prudential Financial, Inc.
Arthur J. Gallagher & Co.	StanCorp Financial Group, Inc.
The Chubb Corp.	The Travelers Companies, Inc.
Cincinnati Financial Corp.	Unum
Everest Re Group, Ltd.	W.R. Berkley Group
Marsh & McLennan Companies, Inc.	XL Group plc

For 2015, the Compensation Committee revised the Performance Peer Group to include companies that, in the aggregate, represent the current mix of business and are competing investment choices in the capital markets. The new group of 20 companies includes companies that meet these criteria and have market characteristics and historical stock performance similar to the company's.

Three-year Relative TSR Ranking



Stock Options (50% of LTI Awards)

The use of stock options directly aligns the interests of our Senior Executives with those of shareholders because options only have value if the price of our common stock on the exercise date exceeds the stock price on the grant date. The stock options are granted at fair market value, vest in three equal installments over three years and have a 10-year term.

PERIODIC RETENTION AWARDS AND SPECIAL EQUITY GRANTS

The Compensation Committee periodically provides cash or equity awards on a selective basis to executives based on business need. Recipients are generally those identified as critical talent and/or who have high potential to move into key roles. No such awards were made to NEOs in 2015.

EXECUTIVE BENEFITS AND PERQUISITES

Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits. Non-qualified savings and retirement plans provide benefits that would otherwise be provided but for the Internal Revenue Code limits that apply to tax-qualified benefit plans.

We provide limited additional perquisites to Senior Executives to better focus their time, attention and capabilities on our business, consistent with market practice. Such perquisites generally include relocation benefits (when a move is required), and occasional use of tickets for sporting and special events previously acquired by the company when no other business use has been arranged and there is no incremental cost to the company. The CEO also has the use of a company car and driver to allow for greater efficiency while commuting.

We own fractional interests in a corporate aircraft to allow Senior Executives to safely and efficiently travel for business purposes. This allows Senior Executives to be more efficient while traveling than if commercial flights were utilized, as the aircraft provides a confidential and more productive environment in which to conduct business and eliminates the schedule constraints imposed by commercial airline service. Our aircraft usage policy prohibits our Senior Executives from engaging in personal travel via corporate aircraft, except in extraordinary circumstances. No such extraordinary circumstances existed in 2015.

From time to time, a Senior Executive's expenses for a purpose deemed important to the business may not be considered "directly and integrally related" to the performance of the Senior Executive's duties as required under applicable SEC rules and, thus, would be considered a perquisite for disclosure purposes. Examples of such expenses may include attendance at conferences, seminars or award ceremonies, as well as attendance of a Senior Executive's spouse or guest at business events or dinners where spousal or guest attendance is expected. We attribute income to Senior Executives for these expenses when required to do so under Internal Revenue Service regulations, and the Senior Executive is responsible for the associated tax obligation.

PROCESS FOR DETERMINING SENIOR EXECUTIVE COMPENSATION (INCLUDING NEOs)

COMPENSATION COMMITTEE

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to those executives who either report to the CEO or who are subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934, other than the CEO. The Compensation Committee also evaluates the CEO's performance and recommends his compensation for approval by the independent directors. With this input from the Compensation Committee, the independent directors review the CEO's performance and determine his compensation level in the context of the established goals and objectives for the enterprise and his individual performance. The Compensation Committee and the independent directors typically review performance and approve annual incentive awards for the prior fiscal year at their February meetings, along with annual LTI awards and any changes to base salary and target bonus. To assist in this process, they review tally sheets for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole. The tally sheets summarize the total compensation opportunity, including fixed and variable compensation, perquisites and potential payments upon termination or change of control. In addition, the tally sheets include a summary of historical compensation.

COMPENSATION CONSULTANT

Until 2015, Exequity, LLP served as the Compensation Committee's independent consultant and regularly attended Compensation Committee meetings. In October 2015, Meridian Compensation Partners, LLP became the Compensation Committee's independent compensation consultant and has regularly attended Compensation Committee meetings since its engagement. Pursuant to the Compensation Committee's charter, during their respective engagements, neither Exequity nor Meridian has provided services to the company other than consulting services provided to the Compensation Committee and, with respect to CEO and director compensation, the Board. Each firm has provided market data, analysis, and advice regarding executive and director compensation.

In 2015, following a review of its records and practice guidelines, both Exequity and Meridian provided the Compensation Committee a report that confirmed its conformity with independence factors under applicable SEC rules and the listing standards of the NYSE.

ROLE OF MANAGEMENT

Our Human Resources department supports the Compensation Committee in the execution of its responsibilities. The Executive Vice President, Human Resources supervises the development of the materials for each Compensation Committee meeting, including market data, tally sheets, individual and company performance metrics and compensation recommendations for consideration by the Compensation Committee. No member of our management team, including the CEO, has a role in determining his or her own compensation.

BENCHMARKING

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, tenure in position, experience, sustained performance, and internal pay equity. Although the Compensation Committee strives to be at the median, it does not target a specific market position. This section describes the various sources of compensation information the Compensation Committee uses to determine the competitive market for our executive officers.

Peer Group Development

The Compensation Committee reviews peer groups used for compensation benchmarking periodically or upon a significant change in business conditions for the company or its peers. As part of its review, the Compensation Committee considers many factors, including market capitalization, revenues, assets, lines of business and sources and destinations of talent. For 2015, the Compensation Committee did not make any changes to the peer group.

2015 Corporate Peer Group

Data in millions – as of 12/31/15[1]

Company Name[2]	Revenues	Assets	Market Cap
Aetna Inc.	$60,227	$ 53,424	$ 37,701
Allstate Corp (The)	$35,326	$104,656	$24,048
CNA Financial Corp	$ 9,009	$ 55,047	$ 9,500
Chubb Limited[3]	$19,067	$102,366	$37,881
Cigna Corp	$37,876	$ 57,088	$37,695
Cincinnati Financial Corporation	$ 5,142	$ 18,888	$ 9,695
Lincoln National Corp	$13,484	$251,937	$12,438
Marsh & McLennan Companies, Inc.	$12,856	$ 18,216	$28,925
MetLife, Inc.	$69,905	$877,933	$53,591
Principal Financial Group, Inc.	$ 11,799	$218,686	$ 13,168
Progressive Corp (The)	$20,834	$ 29,819	$18,578
Prudential Financial Inc	$ 57,252	$757,388	$36,553
Travelers Companies Inc (The)	$26,800	$100,184	$34,334
Unum Group	$ 10,731	$ 60,590	$ 8,104
Voya Financial, Inc.	$ 11,341	$218,250	$ 7,948
W.R. Berkley Corporation	$ 7,144	$ 21,731	$ 6,750
XL Group	$ 9,236	$ 58,683	$11,666
25TH PERCENTILE	$ 10,731	$ 53,424	$ 9,695
MEDIAN	$ 13,484	$ 60,590	$ 18,578
75TH PERCENTILE	$35,326	$218,250	$36,553
THE HARTFORD	$ 18,150	$228,348	$17,802
PERCENT RANK	55%	83%	49%

(1) Peer data provided by S&P Capital IQ. The amounts shown in the "Revenues" column reflect S&P Capital IQ adjustments to facilitate comparability across companies.

(2) An additional four non-public companies are included in the Corporate Peer Group as they submit data to relevant compensation surveys utilized in determining appropriate pay levels for Senior Executives: Liberty Mutual, MassMutual, Nationwide Financial, and State Farm. Several non-P&C and life insurance companies are included in the peer group because of their geographic footprint, organizational complexity and/or because we compete with them for talent.

(3) "Chubb Limited" is the new name of the Swiss-incorporated holding company previously known as "ACE Limited." On January 14, 2016, ACE Limited acquired The Chubb Corporation and changed its name to Chubb Limited. The information presented herein is that of legacy ACE Limited. While The Hartford also included The Chubb Corporation in its 2015 Corporate Peer Group, due to the acquisition, The Chubb Corporation did not file an annual report disclosing information used to populate this table.

Use of Corporate Peer Group Compensation Data

When evaluating and determining individual pay levels, the Compensation Committee reviews compensation data prepared annually by Aon Hewitt showing the 25th, 50th and 75th percentiles of various pay elements for the companies listed above. As noted previously, the Compensation Committee does not target a specific market position in pay. The Corporate Peer Group includes both insurance and financial services companies because the functional responsibilities of most executives are not specific to the insurance industry. Two of our NEOs, our Chief Risk Officer ("CRO") and our Chief Investment Officer and President of HIMCO and Talcott Resolution, were also benchmarked against similar roles at a broader group of financial services companies within the standard McLagan Risk Management and Investment Management surveys, respectively.

The Compensation Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices, including perquisites. Neither the Compensation Committee nor management has any input into companies included in these general industry or financial services company surveys.

PAY FOR PERFORMANCE

2015 AIP PERFORMANCE

Based on the assessment of performance described below, the Compensation Committee established an AIP funding level of 116% of target for the 2015 performance year.

As described on pages 42-44, we have a three-step process for determining AIP awards.

Step 1: Financial Performance Against Target   ▶   **Produced formulaic AIP funding level of 116%**

Compensation Core Earnings for 2015 was $1,645 million measured against an AIP target of $1,605 million. The calculation of Compensation Core Earnings started with 2015 GAAP net income and was adjusted as set forth on Appendix A pursuant to the definition of Compensation Core Earnings approved by the Compensation Committee at the beginning of the performance year. The Compensation Committee approved a definition of Compensation Core Earnings that provides for pre-determined adjustments to ensure that AIP award payments represent the results achieved in the underlying business and are not unduly inflated or deflated due to the effect of items that do not directly reflect company or management performance. As a result, actual Compensation Core Earnings will differ from the earnings numbers provided in our financial statements.

As discussed on page 42, the financial target for 2015 Compensation Core Earnings was set based on our annual operating plan as reviewed by the Board prior to the start of the fiscal year. Highlighted below are the minimum threshold, target and maximum Compensation Core Earnings levels against actual results for 2015. Compensation Core Earnings of $1,645 million against a target of $1,605 million resulted in a formulaic AIP funding level of 116%.



2015 Compensation Core Earnings

Step 2: Qualitative Review   ▶   **Compensation Committee determined no adjustment necessary**

The Compensation Committee undertook a qualitative review focused on the following:

Qualitative criteria	Results considered
Quality of earnings:	➡ Despite challenging market conditions, the company's businesses performed well, including a return to growth in Group Benefits and improved combined ratios in Commercial P&C, a reduction in costs and favorable expenses in the run-off business and net investment income that exceeded the operating plan.
Risk & Compliance:	➡ The company achieved ratings upgrades from the rating agencies, and received New York Stock Exchange recognition for best-in-class risk management and governance.
Peer Relative Performance:	➡ The company outperformed various benchmarks, including the S&P 500 Index and S&P 500 Insurance Index.
Expense management:	➡ The company achieved its 2015 expense reduction targets.
Non-financial and strategic objectives:	➡ The company made strategic technology investments, hired key talent and returned value to shareholders through its capital management program.

The Compensation Committee felt that, while the company performed well in these qualitative criteria, the formulaic AIP funding level of 116% of target appropriately reflected strong 2015 performance. Accordingly, the Compensation Committee concluded that no adjustment to the formulaic AIP funding level was necessary.

2015 Named Executive Officers Compensation and Performance

Step 3: Individual Performance ▶ **NEOs' 2015 AIP awards**

Christopher Swift

Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. For 2015, the independent directors approved a base salary of $1,000,000, an AIP target of $2,100,000, and a 2015 LTI award of $6,400,000 granted in the form of 50% stock options and 50% performance shares on March 3, 2015.

Based on the process outlined beginning on page 49, the independent directors approved an AIP award of $2,450,000 (117% of target), close to the company AIP funding level, taking into account that under Mr. Swift's leadership, the company:

- Delivered strong financial performance and exceeded the annual operating plan; improved core earnings and ROE compared to prior year, achieved 7% growth in book value per diluted share (excluding AOCI), and outperformed both the S&P 500 and the S&P 500 Insurance Composite indices on one-year TSR.
- Furthered external engagement with investors, government officials, and distribution partners.
- Continued focus on talent management, diversity, and inclusion, resulting in employee engagement scores that are in the top decile of the market, as measured by the IBM® Kenexa® survey of global companies.

Beth Bombara

Ms. Bombara has served as CFO since July 1, 2014. For 2015, the Compensation Committee approved a base salary of $650,000, an AIP target of $1,000,000, and a 2015 LTI award of $1,650,000 granted in the form of 50% stock options and 50% performance shares on March 3, 2015.

Based on the process outlined beginning on page 49, the Compensation Committee approved an AIP award of $1,200,000 (120% of target), slightly above the company AIP funding level, taking into account that Ms. Bombara:

- Delivered on a capital management plan that reduced debt by $750 million and returned $1.6 billion of capital to our shareholders, while the company received financial strength rating upgrades from A.M. Best, Moody's and Standard and Poor's.
- Expanded relationships with key external stakeholders, including investors, rating agencies and bankers.
- Drove improved employee engagement and diversity and inclusion results and retained all key talent within her organization.

Douglas Elliot

Mr. Elliot has served as President of The Hartford since July 1, 2014. For 2015, the Compensation Committee approved a base salary of $900,000, an AIP target of $1,700,000, and a 2015 LTI award of $4,400,000 granted in the form of 50% stock options and 50% performance shares on March 3, 2015.

Based on the process outlined beginning on page 49, the Compensation Committee approved an AIP award of $2,000,000 (118% of target), close to the company AIP funding level, taking into account that Mr. Elliot:

- Exceeded core earnings plans across Commercial Lines, Personal Lines, and Group Benefits and delivered strong combined ratios within the commercial businesses.
- Led the expansion of product, distribution, and underwriting capabilities and investment in technology enhancements to reduce cycle times and enhance the agent and customer experience.
- Significantly strengthened organizational talent through key new hires and led improvement across employee engagement, diversity and inclusion, and talent retention metrics.

Brion Johnson

Mr. Johnson has served as Chief Investment Officer and President of HIMCO since May 16, 2012 and President of Talcott Resolution since August 1, 2014. For 2015, the Compensation Committee approved a base salary of $525,000, an AIP target of $1,200,000 and an LTI award of $1,200,000 granted in the form of 50% stock options and 50% performance shares on March 3, 2015.

Based on the process outlined beginning on page 49, the Compensation Committee approved an AIP award of $1,400,000 (117% of target), close to the company AIP funding level, taking into account that Mr. Johnson:

- Produced strong financial results for HIMCO in a volatile market, resulting in net investment income that exceeded annual operating plan.
- Delivered excellent operational results in Talcott Resolution, outperforming its core earnings plan and reducing expenses.
- Initiated and executed a significant HIMCO organizational restructuring to better position the firm for the future and increased employee engagement results in the midst of restructuring.
- Successfully recruited key strategic external hires and expanded diversity of top leadership.

Robert Rupp

Mr. Rupp has served as Chief Risk Officer since November 2, 2011. For 2015, the Compensation Committee approved a base salary of $600,000, an AIP target of $1,200,000 and an LTI award of $1,400,000 granted in the form of 50% stock options and 50% performance shares on March 3, 2015.

Based on the process outlined beginning on page 49, the Compensation Committee approved an AIP award $1,400,000 (117% of target), close to the company funding level, taking into account that Mr. Rupp:

- Effectively managed market and credit risk during a tumultuous market cycle, partnering with HIMCO on portfolio optimization.
- Increased cyber risk mitigation efforts internally and with vendors, undertaking a thorough assessment.
- Received significant external recognition in 2015, including being named Chief Risk Officer of the Year by *Risk* magazine, and playing a key role in the company's receipt of the NYSE Governance Services' Leadership Award for best governance, risk and compliance programs at a large-cap company.
- Added key external talent and improved overall scores on employee engagement and diversity and inclusion metrics.

CERTIFICATION OF PERFORMANCE SHARE AWARDS FOR THE 2013-2015 PERFORMANCE PERIOD

On March 5, 2013, the Compensation Committee granted Senior Executives performance shares tied to relative TSR against a peer group of 10 companies. These performance shares vested as of December 31, 2015, the end of the three-year performance period for the award. The company's TSR during the performance period ranked ahead of all 10 peer companies. This performance resulted in a payout of 200% of target as certified by the Compensation Committee on February 22, 2016.

Details of the 2013 performance shares are given on page 37 of our 2014 Proxy Statement filed with the Securities and Exchange Commission on April 10, 2014.

COMPENSATION POLICIES AND PRACTICES

STOCK OWNERSHIP AND RETENTION GUIDELINES

Senior Executives are expected to meet or exceed certain levels of stock ownership to align their interests with those of shareholders. The Compensation Committee has established the following ownership guidelines for the CEO and other NEOs:

Level	(As a multiple of base salary)
CEO	6x
Other NEOs	4x

The Compensation Committee reviews ownership levels annually. NEOs are generally expected to meet these ownership guidelines within five years of appointment to position. As of March 21, 2016, the CEO and each of the NEOs met their respective guideline.

TIMING OF EQUITY GRANTS

Equity grants may be awarded four times per year, on the first day of a quarterly trading window following the filing of our Form 10-Q or 10-K for the prior period. Our practice is to grant annual equity awards during the first quarterly trading window of the year. This timing ensures that grants are made at a time when the stock price reflects the most current public data regarding our performance and financial condition as is reasonably possible.

RECOUPMENT POLICY

We have a recoupment policy that allows for the recoupment of any incentive compensation (cash or equity) paid or payable at any time to the extent such recoupment either (i) is required by applicable law or listing standards, or (ii) is determined by the company to be necessary or appropriate in light of business circumstances or employee misconduct.

RISK MITIGATION IN PLAN DESIGN

Management has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Enterprise Risk Management function performs a risk review of any new incentive compensation plans or any material changes to existing plans annually and completes a comprehensive review of all incentive compensation plans every five years. In 2015, Enterprise Risk Management conducted its annual review and discussed the results of that review with the Compensation Committee. Enterprise Risk Management concluded that current incentive plans do not promote inappropriate risk-taking or encourage the manipulation of reported earnings.

The following features of our executive compensation program guard against excessive risk-taking:

Feature	Rationale
Pay Mix	• A mix of fixed and variable, annual and long-term, and cash and equity compensation encourages strategies and actions that are in the company's long-term best interests • Long-term compensation awards and vesting periods encourage executives to focus on sustained company results and stock price appreciation
Performance Metrics	• Incentive awards based on a variety of performance metrics diversify the risk associated with any single indicator of performance
Equity Incentives	• Stock ownership guidelines align executive and shareholder interests • Equity grants are made only during a trading window following the release of financial results • No reload provisions are included in any stock option awards
Plan Design	• Incentive plans are not overly leveraged, cap the maximum payout, and include design features intended to balance pay for performance with an appropriate level of risk-taking • The 2014 Incentive Stock Plan does not allow: 　○ stock options with an exercise price less than the fair market value of our common stock on the grant date 　○ re-pricing (reduction in exercise price) of stock options 　○ single trigger vesting of awards upon a Change of Control if awards are assumed or replaced with substantially equivalent awards
Recoupment	• We have a broad incentive compensation recoupment policy in addition to claw-back provisions under the 2014 Incentive Stock Plan

HEDGING AND PLEDGING COMPANY SECURITIES

We prohibit all of our employees and directors from engaging in hedging, monetization, derivative and similar transactions involving company securities. In addition, Senior Executives are prohibited from pledging company securities.

POTENTIAL SEVERANCE AND CHANGE OF CONTROL PAYMENTS

The company does not have individual employment agreements. NEOs are covered under a common severance pay plan that provides severance in a lump sum equal to 2x the sum of annual base salary plus target bonus, whether severance occurs before or after a change of control (no gross-up is provided for any change of control excise taxes that might apply). As a condition to receiving severance, Senior Executives must agree to restrictive covenants covering such items as non-competition, non-solicitation of business and employees, non-disclosure and non-disparagement.

We maintain change of control benefits to ensure continuity of management and to permit each of these individuals to focus on his or her responsibilities without undue distraction related to concerns about personal financial security if we are confronted with a contest for control. These benefits are also designed to ensure that in any such contest, management is not influenced by events that could occur following a change of control.

Our 2014 Incentive Stock Plan provides for "double trigger" vesting on a change of control. If an NEO terminates employment for "Good Reason" or his employment is terminated without "Cause" (each term as defined on page 68) within 2 years following the change of control, then any awards that were assumed or replaced with substantially equivalent awards would vest. If the awards were not assumed or replaced with substantially equivalent awards, then they would vest immediately upon the change of control.

EFFECT OF TAX AND ACCOUNTING CONSIDERATIONS ON COMPENSATION DESIGN

In designing our compensation programs, we consider the tax and accounting impact of our decisions. In doing so, we strive to strike a balance between designing appropriate and competitive compensation programs for our executives while also maximizing the deductibility of such compensation, avoiding adverse accounting effects and ensuring that any accounting consequences are appropriately reflected in our financial statements.

Principal among the tax considerations is the potential impact of Section 162(m) of the Internal Revenue Code, which generally denies a publicly traded company a federal income tax deduction for compensation in excess of $1 million paid to the CEO or any of the next three most highly compensated executive officers (other than the CFO) as determined as of the last day of the applicable year (the "Covered Officers"), unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. For this reason, where applicable, our variable compensation, including 2015 annual incentive awards and performance share payouts, is generally designed to qualify as exempt performance-based compensation. At last year's Annual Meeting, in order to comply with Section 162(m), shareholders approved the material terms of the annual executive bonus program under which the maximum annual bonus that may be paid to any of the Covered Officers for any given year is the lesser of 300% of the annual target bonus in effect for the Covered Officer's position at the beginning of the year, as approved by the Compensation Committee, or $5,000,000. The Compensation Committee may, however, in certain circumstances, approve incentive awards or other payments that do not qualify as exempt performance-based compensation and may not be deductible.

Other tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing *Compensation Discussion and Analysis* with management. Based on our review and discussion with management, we have recommended to the Board that the *Compensation Discussion and Analysis* be included in this proxy statement and in the company's Annual Report on Form 10-K for the year ended December 31, 2015.

Report submitted as of March 23, 2016 by:

Members of the Compensation and Management Development Committee:

Trevor Fetter, *Chairman*
Thomas A. Renyi
Virginia P. Ruesterholz
H. Patrick Swygert

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date of this proxy statement, the Compensation and Management Development Committee consists of Messrs. Fetter (Chairman), Renyi and Swygert and Ms. Ruesterholz, all of whom are independent non-management directors. None of the Compensation and Management Development Committee members has served as an officer or employee of The Hartford and none of the The Hartford's executive officers has served as a member of a compensation committee or board of directors of any other entity that has an executive officer serving as a member of the The Hartford's Board.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below reflects total compensation paid to or earned by each NEO beginning in the later of the fiscal year ended December 31, 2013 or the year the individual first became an NEO.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Christopher Swift Chairman and Chief Executive Officer	2015	1,000,000		3,289,280	3,200,000	2,450,000	5,764	77,375	10,022,419
	2014	912,500		1,119,030	1,100,000	2,139,000	45,913	76,341	5,392,784
	2013	825,000		3,100,000	1,100,000	1,850,000	-	96,818	6,971,818
Beth Bombara Executive Vice President and Chief Financial Officer	2015	643,750		848,018	825,000	1,200,000	-	65,300	3,582,068
	2014	560,000		508,650	500,000	1,350,000	44,171	65,200	3,028,021
Douglas Elliot President	2015	900,000		2,261,380	2,200,000	2,000,000	3,101	67,006	7,431,487
	2014	825,000		1,017,300	1,000,000	1,800,000	21,126	69,297	4,732,723
	2013	750,000		3,000,000	1,000,000	1,700,000	-	84,835	6,534,835
Brion Johnson Chief Investment Officer and President, HIMCO and Talcott Resolution	2015	518,750		616,740	600,000	1,400,000	1,286	65,300	3,202,076
	2014	458,333		559,515	550,000	1,450,000	8,336	62,600	3,088,784
Robert Rupp Executive Vice President and Chief Risk Officer	2015	600,000		719,530	700,000	1,400,000	2,443	65,300	3,487,273
	2014	600,000		712,110	700,000	1,600,000	4,649	66,893	3,683,652
	2013	600,000		1,900,000	700,000	1,500,000	645	82,874	4,783,519

(1) The amounts shown in this column reflect the full aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 for the fiscal years ended: (a) December 31, 2013, 2014, and 2015 for performance shares (including performance shares granted as part of the October 30, 2013 special equity awards to Messrs. Swift, Elliot and Rupp) and (b) December 31, 2013 for restricted stock units ("RSUs") granted as part of the October 30, 2013 special equity awards to Messrs. Swift, Elliot and Rupp. Detail on 2015 grants is provided in the *Grants of Plan Based Awards Table* on page 57. Assumptions used in the calculation of these amounts are included in footnote 19 to the company's audited financial statements for the fiscal year ended December 31, 2013, footnote 18 to the company's audited financial statements for the fiscal year ended December 31, 2014 and footnote 17 to the company's audited financial statements ended December 31, 2015, included in the company's 2013, 2014 and 2015 Annual Reports on Form 10-K, respectively. Amounts in this column are not reduced for estimated forfeiture rates during the applicable vesting periods. Performance share award amounts included in this column reflect the target award value, adjusted to reflect the probable outcome of the performance conditions and the lack of dividends. The number of shares payable under these awards will be based on the actual results as compared to pre-established performance conditions and can range from 0-200% of the target award. Performance share award amounts assuming the highest possible outcomes of performance conditions to which the awards are subject, determined at the time of grant (200% of the target award), would in total be:

NEO	2015 Performance Shares (March 3, 2015 grant date)*	2014 Performance Shares (March 4, 2014 grant date)*	2013 Performance Shares (March 5, 2013 grant date)	2013 Special Equity Grant (October 30, 2013 grant date)
Mr. Swift	$6,067,995	$2,090,738	$2,200,000	$2,000,000
Ms. Bombara	$1,564,400	$ 950,336		
Mr. Elliot	$ 4,171,707	$1,900,671	$2,000,000	$2,000,000
Mr. Johnson	$ 1,137,710	$1,045,335		
Mr. Rupp	$ 1,327,393	$1,330,470	$1,400,000	$1,200,000

*Reflects adjustment for no payment of dividends on unvested performance shares.

Under the 2010 and 2014 Incentive Stock Plans, no more than 500,000 shares in the aggregate can be earned by an individual employee with respect to RSUs and performance share awards made in a single calendar year. As a result, the number of shares ultimately distributed to an employee (or former employee) with respect to awards made in the same year will be reduced, if necessary, so that the number does not exceed this limit.

(2) The amounts shown in this column reflect the full aggregate grant date fair value for the fiscal years ended December 31, 2013, 2014, and 2015 calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 19 to the company's audited financial statements for the fiscal year ended December 31, 2013, in footnote 18 to the company's audited financial statements for the fiscal year ended December 31, 2014 and in footnote 17 to the company's audited financial statements for the fiscal year ended December 31, 2015, included in the company's 2013, 2014 and 2015 Annual Reports on Form 10-K, respectively. Amounts in this column are not reduced for estimated forfeitures during the applicable vesting periods.

(3) The amounts shown in this column reflect cash AIP awards paid for the respective years.

(4) The amounts shown in this column reflect the actuarial increase, if any, in the present value of the accumulated benefits of the NEOs under all pension plans established by the company. The amounts were calculated using discount rate and form of payment assumptions consistent with those used in the company's GAAP financial statements. Actuarial assumptions for 2015 are described in further detail in the footnote to the *Pension Benefits Table* on page 61. For Ms. Bombara, the change in pension value for 2015 is ($217), and for Messrs. Swift and Elliot, the change in pension values for 2013 are ($16,786), and ($7,165), respectively, and therefore not reported in the table.

(5) The amounts shown in this column are described in the *Summary Compensation Table—All Other Compensation* below.

SUMMARY COMPENSATION TABLE—ALL OTHER COMPENSATION

The following table provides more details on the amounts presented in the "All Other Compensation" column in the *Summary Compensation Table* on page 55 for the NEOs.

Name	Year	Perquisites ($)	Contributions or other allocations to defined contribution plans ($)[1]	Total ($)
Christopher Swift	2015	12,075[2]	65,300	77,375
Beth Bombara	2015	-	65,300	65,300
Douglas Elliot	2015	1,706[3]	65,300	67,006
Brion Johnson	2015	-	65,300	65,300
Robert Rupp	2015	-	65,300	65,300

(1) The amounts shown in this column represent company contributions under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan) and The Hartford Excess Savings Plan (the "Excess Savings Plan"), a non-qualified plan established to "mirror" the qualified plan to facilitate deferral of amounts that cannot be deferred under the 401(k) plan due to Internal Revenue Code limits. Additional information can be found under the "Excess Savings Plan" section of the *Non-Qualified Deferred Compensation Table* beginning on page 63.

(2) Perquisite amounts for Mr. Swift include expenses associated with the attendance of Mr. Swift's spouse at a business function and commuting costs.

(3) Perquisite amounts for Mr. Elliot include expenses associated with the attendance of Mr. Elliot's spouse at a business function.

GRANTS OF PLAN BASED AWARDS TABLE

The following table discloses the actual number of stock options, performance shares and RSUs granted to the NEOs in 2015 pursuant to the 2014 Incentive Stock Plan and the grant date fair value of these awards. The table also discloses potential payouts under the AIP and performance share awards. Actual AIP payouts are reported in the *Summary Compensation Table* on page 55 under the heading "Non-Equity Incentive Plan Compensation." The equity awards have been rounded to the nearest whole share, option or unit.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Christopher Swift	2015 AIP		1,050,000	2,100,000	4,200,000							
	Stock Options	3/3/2015								301,887	41.25	3,200,000
	Performance Shares	3/3/2015				19,394	77,576	155,152				3,289,280
Beth Bombara	2015 AIP		500,000	1,000,000	2,000,000							
	Stock Options	3/3/2015								77,830	41.25	825,000
	Performance Shares	3/3/2015				5,000	20,000	40,000				848,018
Douglas Elliot	2015 AIP		850,000	1,700,000	3,400,000							
	Stock Options	3/3/2015								207,547	41.25	2,200,000
	Performance Shares	3/3/2015				13,333	53,333	106,666				2,261,380
Brion Johnson	2015 AIP		600,000	1,200,000	2,400,000							
	Stock Options	3/3/2015								56,604	41.25	600,000
	Performance Shares	3/3/2015				3,636	14,545	29,090				616,740
Robert Rupp	2015 AIP		600,000	1,200,000	2,400,000							
	Stock Options	3/3/2015								66,038	41.25	700,000
	Performance Shares	3/3/2015				4,243	16,970	33,940				719,530

(1) The amounts shown in these columns represent threshold, target and maximum awards payable to the NEOs under the company's AIP for 2015. Consistent with company practice, the NEO's threshold, target and maximum AIP award opportunities are based on salary for 2015. The amounts shown under the "Threshold" column represent the payout amount for achieving the minimum level of performance for which an amount is payable under the AIP (no amount is payable if this level of performance is not reached). The amounts shown under the "Maximum" column are 200% of target and represent, in the Compensation Committee's practice, the maximum amount payable. However, to reward extraordinary performance, the Compensation Committee may, in its sole discretion, authorize individual AIP awards of up to the lower of 300% of the target annual incentive payment level or the Internal Revenue Code section 162(m) limit. The actual 2015 AIP award for each of the NEOs is reported in the column entitled "Non-Equity Incentive Plan Compensation" in the *Summary Compensation Table*.

(2) The amounts in these columns represent the number of performance shares granted to the NEOs on March 3, 2015 as part of the annual LTI award program. The performance shares granted on March 3, 2015 vest on December 31, 2017, the end of the three year performance period, based on the company's TSR performance relative to a peer group established by the Compensation Committee, and performance based on pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 44. The amounts shown under the "Threshold" column for this grant represent 25% of target which is the payout amount for achieving the minimum level of performance for which an amount is payable under the program (no amount is payable if this level of performance is not reached). The amounts shown under the "Maximum" column are 200% of target and represent the maximum amount payable. Should Mr. Rupp's employment terminate after November 2, 2016, annual awards outstanding for at least one year will pro rata vest provided that certain conditions are satisfied.

(3) The amounts in this column represent the number of options granted in 2015 to purchase shares of common stock. Each option award vests 1/3 per year on each anniversary of the grant date and each option has an exercise price equal to the fair market value of one share of common stock on the date of grant. The value of each stock option award was determined by using a lattice/Monte-Carlo based option valuation model; the value was not reduced to reflect estimated forfeitures during the vesting period. The value established for each stock option was $10.60. Should Mr. Rupp's employment terminate after November 2, 2016, annual awards outstanding for at least one year will pro rata vest provided that certain conditions are satisfied.

(4) The NYSE closing price per share of the company's common stock of $41.25 on March 3, 2015, the date of the annual LTI grants for the NEOs, is used to value the annual LTI award. To determine the fair value of the performance share award, the market value on the grant date is adjusted by a factor of 1.0279 to take into consideration that (a) dividends are not paid on unvested performance shares, and (b) the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table shows outstanding stock option awards classified as exercisable and unexercisable and the number and value of any unvested or unearned equity awards outstanding as of December 31, 2015. The value of any unvested or unearned equity awards outstanding as of December 31, 2015 is calculated using a market value of $43.46, the NYSE closing price per share of the company's common stock on December 31, 2015.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Christopher Swift	3/1/2011	92,937	-	28.91	3/1/2021				
	2/28/2012	148,448	-	20.63	2/28/2022				
	3/5/2013	94,258	47,130	24.15	3/5/2023				
	10/30/2013					30,280	1,315,969	29,248	1,271,118
	3/4/2014	34,624	69,248	35.83	3/4/2024			30,701	1,334,265
	3/3/2015	-	301,887	41.25	3/3/2025			77,576	3,371,453
Beth Bombara	3/1/2011	13,104	-	28.91	3/1/2021				
	2/28/2012	7,198	-	20.63	2/28/2022				
	3/5/2013	34,276	17,138	24.15	3/5/2023				
	10/30/2013					18,168	789,581	17,549	762,680
	3/4/2014	15,738	31,476	35.83	3/4/2024			13,955	606,484
	3/3/2015		77,830	41.25	3/3/2025			20,000	869,200
Douglas Elliot	5/4/2011	81,320	-	28.05	5/4/2021				
	2/28/2012	71,457		20.63	2/28/2022				
	3/5/2013	85,690	42,845	24.15	3/5/2023				
	10/30/2013					30,280	1,315,969	29,248	1,271,118
	3/4/2014	31,476	62,953	35.83	3/4/2024			27,910	1,212,969
	3/3/2015		207,547	41.25	3/3/2025			53,333	2,317,852
Brion Johnson	3/5/2013	38,560	19,281	24.15	3/5/2023				
	10/30/2013					18,168	789,581	17,549	762,680
	3/4/2014	17,312	34,624	35.83	3/4/2024			15,350	667,111
	3/3/2015		56,604	41.25	3/3/2025			14,545	632,126
Robert Rupp[5]	11/4/2011	62,230	-	17.83	11/4/2021				
	2/28/2012	54,467	-	20.63	2/28/2022				
	3/5/2013	59,982	29,992	24.15	3/5/2023				
	10/30/2013					18,168	789,581	17,549	762,680
	3/4/2014	22,033	44,067	35.83	3/4/2024			19,537	849,078
	3/3/2015	-	66,038	41.25	3/3/2025			16,970	737,516

(1) Stock options granted to the NEOs vest and become exercisable 1/3 per year on each anniversary of the grant date and generally expire on the tenth anniversary of the grant date. See "(2) Accelerated Stock Option Vesting" on page 66 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(2) The amounts shown in this column represent unvested RSU awards (including accumulated dividend equivalents through December 31, 2015) granted as part of the special, non-annual awards on October 30,2013 and which vest on October 30, 2018, assuming continued service through that date. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 67 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for these RSUs.

(3) The amounts shown in this column represent the market value of the awards calculated using $43.46, the closing stock price of the company's common stock on the NYSE on December 31, 2015.

(4) The amounts shown in this column represent unvested performance share awards at target. Dividends are not credited on performance shares. Performance shares granted as part of the special, non-annual awards granted on October 30, 2013 and which vest on October 30, 2018 based on Compensation Core ROE performance for the 12 months ended December 31, 2016, as described on page 42 in the 2014 proxy, and continuous employment through October 31, 2018. Performance shares granted on March 4, 2014 vest on December 31, 2016, the end of the three year performance period based on the company's TSR performance relative to a peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 44 of the 2015 proxy. Performance shares granted on March 3, 2015 vest on December 31, 2017, the end of the three year performance period based on the company's TSR performance relative to a peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 44. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 67 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for performance shares.

(5) Should Mr. Rupp's employment terminate after November 2, 2016, annual awards outstanding for at least one year will pro rata vest provided that certain conditions are satisfied.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth certain information regarding option awards exercised and stock awards vested during 2015. The numbers have been rounded to the nearest whole dollar, share or unit.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Christopher Swift			91,098	3,871,665
Beth Bombara			33,126	1,407,855
Douglas Elliot			82,816	3,519,680
Brion Johnson			52,605	2,212,101
Robert Rupp	60,000	1,308,753	57,972	2,463,810

(1) The amounts in this column reflect the value realized upon the exercise of vested stock options during 2015. The value realized is the difference between the fair market value of common stock on the date of exercise and the exercise price of the option. For Mr. Rupp, all options were exercised pursuant to a pre-planned trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

(2) This column includes performance shares granted on March 5, 2013 which vested on December 31, 2015 and were paid out in 2016 based on a 200% of target payout as a result of the company's performance against the award's relative TSR performance objective for the three-year performance period January 1, 2013 – December 31, 2015, which the Compensation Committee certified on February 22, 2016. The amount shown for Mr. Johnson also includes 15,337 RSUs that vested and were paid out in common stock on February 28, 2015.

(3) The amounts shown in this column reflect the value of vested performance share awards and, in the case of Mr. Johnson, also include the value of vested RSUs. The value of Mr. Johnson's RSU awards is based on the NYSE closing price per share of the company's common stock on the date of vesting. The value of performance share awards is based on the NYSE closing price per share of the company's common stock on February 22, 2016 ($42.50), the date the Compensation Committee certified the vesting percentage.

PENSION BENEFITS TABLE

The table below shows the number of years of credited service, the actuarial present value of the accumulated pension benefit, and the actual cash balance account as of December 31, 2015 for each of the NEOs under the company's retirement plans. Federal tax law limits the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan. Therefore, the company has both a tax-qualified retirement plan (The Hartford Retirement Plan for U.S. Employees, or the "Retirement Plan") and a non-qualified retirement plan (The Hartford Excess Pension Plan II, or the "Excess Pension Plan") for payment of those benefits that cannot be paid from the tax-qualified plan (together, the "Plans"). The practical effect of the Excess Pension Plan is to calculate benefits for all similarly situated employees on a uniform basis without regard to federal tax law limitations.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Actual Cash Balance Account ($)	Payments During Last Fiscal Year ($)
Christopher Swift	Retirement Plan	2.83	59,693	65,516	-
	Excess Pension Plan	2.83	331,994	364,377	-
Beth Bombara	Retirement Plan	8.67	123,613	143,989	-
	Excess Pension Plan	8.67	153,676	179,007	-
Douglas Elliot	Retirement Plan	1.74	41,657	45,407	-
	Excess Pension Plan	1.74	146,425	159,608	-
Brion Johnson	Retirement Plan	1.24	25,737	27,990	-
	Excess Pension Plan	1.24	49,568	53,907	-
Robert Rupp	Retirement Plan	1.16	32,483	33,109	-
	Excess Pension Plan	1.16	40,101	40,873	-

(1) Credited service was frozen as of December 31, 2012 under these Plans. However, service continued to be earned for vesting purposes. As of December 31, 2015, each of the named executive officers was vested at 100% in his or her cash balance account.

(2) The present value of accumulated benefits under each Plan is calculated using the same actuarial assumptions used by the company for GAAP financial reporting purposes, and assuming that benefits commence at age 65 for each executive under the Plans' cash balance formula. The assumptions are a discount rate of 4.25%, no pre-retirement mortality, and a lump sum form of payment. In accordance with the assumptions used for GAAP financial reporting, the cash balance amounts are projected to age 65 using an assumed interest crediting rate of 3.3% (the actual rate in effect for 2015), and the present value as of December 31, 2015 is determined using a discount rate of 4.25%; therefore, the present value amounts are lower than the actual December 31, 2015 cash balance accounts for these participants.

CASH BALANCE FORMULA

Retirement benefits were accrued under a cash balance formula for employees hired on or after January 1, 2001 and before January 1, 2013, including the NEOs. Employees hired prior to January 1, 2001 accrued benefits under a final average pay formula through December 31, 2008 and began to accrue benefits under the cash balance formula beginning January 1, 2009. None of the NEOs participate in the final average pay formula.

Effective December 31, 2012, the cash balance formula under the Retirement Plan and the Excess Pension Plan was frozen for all Plan participants, including the NEOs. As a result, employees no longer accrue further benefits under the cash balance formula, except that existing account balances continue to accrue interest. Employees also continue to earn service credit under the cash balance formula towards vesting in their benefits.

The interest credited on previously accrued amounts is determined each year to be equal to 3.3% or the 10-year Treasury rate determined before the start of the year, whichever is greater. Vested account balances under the cash balance formula may be received in the form of a single lump sum payment upon termination of employment or the participant may elect to receive an actuarially-equivalent form of life annuity. An employee is vested upon completion of three years of service.

In the event of a Change of Control, each NEO would automatically receive, in a single lump sum, the value of his or her Excess Pension Plan cash balance account as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

EXCESS SAVINGS PLAN

NEOs, as well as other employees, may contribute to the company's Excess Savings Plan, a non-qualified plan established as a "mirror" to the company's tax-qualified 401(k) Plan (The Hartford Investment and Savings Plan). The Excess Savings Plan is intended to facilitate deferral of amounts that cannot be deferred under the 401(k) Plan for employees whose compensation exceeds the Internal Revenue Code limit on compensation that can be recognized by the 401(k) Plan ($265,000 in 2015). When an eligible employee's annual compensation reaches that Internal Revenue Code limit, the eligible employee can contribute up to six percent (6%) of compensation in excess of that limit to the Excess Savings Plan. Compensation recognized by the Excess Savings Plan includes base pay, annual bonuses, overtime, shift differentials, commissions and sales incentive payments; there is a $1 million annual limit on compensation recognized by the 401(k) Plan and the Excess Savings Plan combined. The company makes a matching contribution to the Excess Savings Plan in an amount equal to 100% of the employee's contribution. Company contributions to the Excess Savings Plan are fully vested. Excess Savings Plan balances are payable in a lump sum following termination of employment.

The notional investment options available under the Excess Savings Plan correspond to the investment options available to participants in the 401(k) Plan. The table below shows the notional investment options available under the Excess Savings Plan during 2015 and their annual rates of return for the calendar year ended December 31, 2015, as reported by the administrator of the Excess Savings Plan. The company may change the notional investment options available from time to time.

EXCESS SAVINGS PLAN NOTIONAL INVESTMENT OPTIONS

Name of Fund	Rate of Return (as of December 31, 2015)	Name of Fund	Rate of Return (as of December 31, 2015)
The Hartford Stock Fund	6.10%	Vanguard Target Retirement 2010 Trust	-0.16%
ISP International Equity Fund[1]	-4.75%	Vanguard Target Retirement 2015 Trust	-0.39%
ISP Active Large Cap Equity Fund[2]	1.88%	Vanguard Target Retirement 2020 Trust	-0.55%
ISP Small/Mid Cap Equity Fund[3]	-3.22%	Vanguard Target Retirement 2025 Trust	-0.70%
Hartford Index Fund	1.40%	Vanguard Target Retirement 2030 Trust	-0.91%
ISP High Yield Bond Fund	-1.73%	Vanguard Target Retirement 2035 Trust	-1.09%
Hartford Stable Value Fund	2.44%	Vanguard Target Retirement 2040 Trust	-1.44%
Hartford Total Return Bond HLS Fund	-0.59%	Vanguard Target Retirement 2045 Trust	-1.47%
SSGA Real Asset Fund	-14.11%	Vanguard Target Retirement 2050 Trust	-1.53%
Vanguard Prime Money Market Fund	0.11%	Vanguard Target Retirement 2055 Trust	-1.63%
Vanguard Target Retirement Income Trust	-0.09%	Vanguard Target Retirement 2060 Trust	-1.60%

(1) The ISP International Equity Fund is a multi-fund portfolio made up of two underlying mutual funds that provides a blended rate of return. The underlying funds utilized in the ISP International Equity Fund are the Hartford International Opportunities HLS Fund (50%) and Dodge & Cox International Stock Fund (50%).

(2) The ISP Active Large Cap Equity Fund is a multi-fund portfolio made up of three underlying funds (two mutual funds and one separate account managed by an investment manager) that provides a blended rate of return. The underlying funds utilized in the ISP Active Large Cap Equity Fund are Columbus Circle Large Cap Growth Fund (33.3%), Hartford Dividend and Growth HLS Fund (33.3%), and Hartford Capital Appreciation HLS Fund (33.4%).

(3) The ISP Small/Mid Cap Equity Fund is a multi-fund portfolio made up of four underlying funds (two mutual funds and two separate accounts managed by investment managers) that provides a blended rate of return. The underlying funds utilized in the ISP Small/Mid Cap Equity Fund are the Hartford Small Company HLS Fund (20%), Chartwell Investment Partners Small Cap Value Fund (20%), Hartford MidCap HLS Fund (30%), and LMCG Investments Mid Cap Value Fund (30%).

NON-QUALIFIED DEFERRED COMPENSATION – EXCESS SAVINGS PLAN

The table below shows the aggregate amount of NEO and company contributions to the above plan during 2015, the aggregate earnings credited under this plan during 2015, and the total balance of each NEO's account under this plan as of December 31, 2015.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Christopher Swift	44,100	44,100	(681)		438,330
Beth Bombara	44,100	44,100	6,354		284,413
Douglas Elliot	44,100	44,100	7,594		336,495
Brion Johnson	44,100	44,100	587		203,963
Robert Rupp	44,100	44,100	(2,303)		326,016

(1) The amounts shown in this column reflect executive contributions into the Excess Savings Plan during 2015 with respect to annual cash incentive awards paid in 2015 in respect of performance during 2014. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* for 2014.

(2) The amounts shown in this column reflect the company's matching contributions into the Excess Savings Plan in respect of each NEO's service in 2015. These amounts are included in the "All Other Compensation" column of the *Summary Compensation Table* on page 55.

(3) The amounts shown in this column represent investment gains (or losses) on notional investment funds available under the Excess Savings Plan (which mirror investment options available under the 401(k) Plan). No portion of these amounts is included in the *Summary Compensation Table* on page 55 as the company does not provide above-market rates of return.

(4) The amounts shown represent the cumulative amount that has been credited to each NEO's account under the applicable plan as of December 31, 2015. The amounts reflect the sum of contributions made by each NEO and the company since the NEO first began participating in the Excess Savings Plan (including executive and company contributions reported in the Summary Compensation Tables in previous years), as well as the earnings credited on such amounts during such period under the terms of the plan. The reported balances are not based solely on 2015 service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following section provides information concerning the value of potential payments and benefits as of December 31, 2015 that would be payable to NEOs following termination of employment under various circumstances or in the event of a Change of Control (as defined on page 68). Benefit eligibility and values as of December 31, 2015 vary based on the reason for termination.

Senior Executive Severance Pay Plan

The NEOs participate in The Hartford Senior Executive Officer Severance Pay Plan (the "Senior Executive Plan"), providing for specified payments and benefits to participants upon termination of employment as a result of severance eligible events. The Senior Executive Plan applies to Senior Executives, including NEOs, whom the Executive Vice President, Human Resources (the "Plan Administrator") approves for participation. As a condition to participate in the Senior Executive Plan, executives must agree to such non-competition, non-solicitation, non-disparagement and other restrictive covenants as are required by the Plan Administrator. The NEOs have agreed that, while employed and for a one-year period following a termination of employment, they are subject to a non-competition provision, and that while employed and for a one-year period following a termination of employment, they are subject to non-solicitation provisions. The NEOs are also subject to confidentiality and non-disparagement provisions that continue after termination of employment.

Involuntary Termination (Other than for Cause)

A participant in the Senior Executive Plan who is involuntarily terminated, other than for Cause (as defined on page 68), would receive severance pay in an amount equal to two times the sum of the executive's annual base salary plus the target AIP award, both determined as of the termination date. The severance pay would be payable in a lump sum within 60 days of termination. In addition, a participant would be eligible to receive a pro rata AIP award, in a discretionary amount, under the company's AIP for the year in which the termination occurs, payable no later than the March 15 following the calendar year of termination. The participating executive would also vest pro rata in any outstanding unvested LTI awards, other than the October 2013 special equity awards, provided that at least one full year of the performance or restriction period of an award has elapsed as of the termination date. The Senior Executive Plan provides for continued health coverage and outplacement services for up to twelve months.

Treatment upon a Change of Control

If, within the two year period following a Change of Control (as defined on page 68), (1) a participant is involuntarily terminated by the company other than for Cause, or (2) the participant voluntarily terminates employment with the company for Good Reason (as defined on pages 68-69), then the participant would receive the same severance pay under the Senior Executive Plan as the participant would have received in the event of involuntary termination before a Change of Control, and would be eligible for a pro rata AIP award as set forth above, except that the pro rata AIP award payable would be at least the same percentage of the target level of payout as is generally applicable to executives whose employment did not terminate. In addition, outstanding unvested LTI awards granted prior to October 2013 would be fully vested upon a Change of Control. The special equity awards granted in October 2013, and any subsequent LTI awards, would not vest automatically upon a Change of Control so long as the Compensation Committee determines that, upon the Change of Control, the awards would either continue to be honored or be replaced with substantially equivalent alternative awards. If the awards were so honored or replaced, then those awards would fully vest if, within the two year period following the Change of Control, (1) the executive was involuntarily terminated by the company other than for Cause, or (2) the executive voluntarily terminated employment with the company for Good Reason. No gross-up would be provided in any event for any excise taxes that apply to an NEO upon a Change of Control.

Benefits Payable to NEOs upon Termination or Change of Control

The table and further discussion below address benefits that would be payable to the NEOs as of December 31, 2015 as a result of their termination of employment under various circumstances or in the event of a Change of Control. The benefits discussed below are in addition to (1) the vested pension benefits set forth in the *Pension Benefits Table* on page 60, (2) the vested stock options set forth in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 58, (3) the vested performance shares set forth in the *Option Exercises and Stock Vested Table* on page 60, and (4) the vested benefits set forth in the *Non-Qualified Deferred Compensation Table* on page 62 (benefits payable from the Excess Savings Plan). In the event of a Change of Control, each executive would receive a lump sum equal to the value of the executive's cash balance formula account under the Excess Pension Plan, provided that the Change of Control also constituted a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code. All NEOs were vested in their cash balance account as of December 31, 2015. In addition to the amounts shown in the table, each executive would also receive any accrued but unused paid time off.

A participant in the AIP who meets the criteria for retirement treatment would be eligible to receive a pro rata AIP award, in a discretionary amount, under the company's AIP for the year in which termination occurs, payable no later than the March 15 following the calendar year of termination. In accordance with the terms of the 2010 Incentive Stock Plan and the 2014 Incentive Stock Plan, such an employee would also (1) vest pro rata in any outstanding unvested performance share and RSU awards (other than the October 2013 special equity awards), and (2) vest fully in any outstanding unvested stock options, provided that the option has been outstanding for at least one year from the date of grant. For this purpose, an employee is eligible for retirement treatment if (i) the employee is at least age 50, has at least 10 years of service and the sum of the employee's age and service is equal to at least 70, or (ii) the employee is at least age 65 with at least 5 years of service.

The value of amounts shown for accelerated stock option and other LTI vesting is calculated using the NYSE closing price per share of the company's common stock on December 31, 2015 of $43.46.

Payments upon Termination or Change of Control

Payment Type	Christopher Swift	Beth Bombara	Douglas Elliot	Brion Johnson	Robert Rupp
VOLUNTARY TERMINATION OR RETIREMENT					
2015 AIP Award ($)[1]	-	-	-	-	-
Accelerated Stock Option Vesting ($)[2]	-	-	-	-	-
Accelerated Performance Share Vesting ($)[3]	-	-	-	-	-
Accelerated Other LTI Vesting ($)[3]	-	-	-	-	-
TOTAL TERMINATION BENEFITS ($)	-	-	-	-	-
INVOLUNTARY TERMINATION – NOT FOR CAUSE					
2015 AIP Award ($)[1]	2,450,000	1,200,000	2,000,000	1,400,000	1,400,000
Cash Severance ($)[4]	6,200,000	3,300,000	5,200,000	3,450,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	1,150,820	418,786	1,005,385	449,780	655,458
Accelerated Performance Share Vesting ($)[3]	2,012,676	693,969	1,580,901	655,420	811,920
Accelerated Other LTI Vesting ($)[3]	-	-	-	-	-
Benefits Continuation and Outplacement ($)[5]	37,052	28,639	32,861	37,052	37,052
TOTAL TERMINATION BENEFITS ($)	11,850,548	5,641,394	9,819,147	5,992,252	6,504,430
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION NOT FOR CAUSE OR TERMINATION FOR GOOD REASON					
2015 AIP Award ($)[1]	2,450,000	1,200,000	2,000,000	1,400,000	1,400,000
Cash Severance ($)[4]	6,200,000	3,300,000	5,200,000	3,450,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	2,105,613	743,101	1,766,347	761,592	1,061,321
Accelerated Performance Share Vesting ($)[3]	5,976,837	2,238,364	4,801,939	2,061,916	2,349,274
Accelerated Other LTI Vesting ($)[3]	1,315,969	789,581	1,315,969	789,581	789,581
Benefits Continuation and Outplacement ($)[5]	37,052	28,639	32,861	37,052	37,052
TOTAL TERMINATION BENEFITS ($)	18,085,471	8,299,685	15,117,116	8,500,141	9,237,228

(1) 2015 AIP Award

Voluntary Termination or Retirement. Generally, upon a voluntary termination of employment, the NEOs would not be eligible to receive an AIP award for 2015 unless the Compensation Committee determined otherwise. However, a retirement-eligible NEO would be entitled to receive a pro rata award for 2015 based on the portion of the year served. None of the NEOs was retirement eligible at December 31, 2015.

Involuntary Termination – Not For Cause. Each NEO would be eligible for a pro rata portion of a 2015 AIP award for the year of termination, in a discretionary amount. The amounts shown represent the actual award payable for 2015, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 55.

Involuntary Termination – Not For Cause, or a Termination For Good Reason, Within Two Years Following A Change Of Control. Each NEO would be eligible for an AIP award for 2015 calculated as a pro rata portion of a 2015 AIP award for the year of termination in a discretionary amount, but at least a pro rata portion commensurate with amounts received by the executives who did not terminate employment. The amounts shown represent the actual award payable for 2015, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 55.

Involuntary Termination For Cause. No AIP award would be payable.

Death or Disability. Each NEO would receive a 2015 AIP award comparable to the award that would have been paid had he or she been subject to an involuntary termination (not for Cause).

(2) Accelerated Stock Option Vesting

Voluntary Termination or Retirement. Each NEO would be entitled to exercise stock options to the extent vested as of the date of his termination of employment. The number of vested options held by each NEO is shown in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 58. The vested options held by the NEOs would need to be exercised within four months of termination of employment. For retirement-eligible employees, unvested stock options would immediately vest as long as the option had been outstanding for at least one year from the date of grant, and vested options would need to be exercised within five years of the applicable retirement date but not beyond the scheduled expiration date. None of the NEOs were retirement eligible at December 31, 2015.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata vesting of outstanding stock options as long as the options had been outstanding for at least one year from the date of grant. The amounts shown include the in-the-money value of accelerated stock option vesting based on $43.46, the NYSE closing price per share of the company's common stock on December 31, 2015.

Change Of Control. The NEOs would be entitled to the full vesting of outstanding stock options granted prior to 2014. Stock options granted in 2014 and 2015 would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the 2014 and 2015 stock option awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. Stock options, if vested upon the Change of Control, would be exercisable for the remainder of their original term. The amounts shown in the Change of Control section of the table indicate the in-the-money value of accelerated stock option vesting presuming that all options were to vest upon the Change of Control (i.e., that 2014 and 2015 option awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause), based on $43.46, the NYSE closing price per share of the company's common stock on December 31, 2015.

Involuntary Termination For Cause. All outstanding stock options would be cancelled.

Death or Disability. All outstanding stock options would become fully vested.

(3) Accelerated Vesting of Performance Shares and Other LTI Awards

Voluntary Termination or Retirement. Unvested performance shares and RSUs would be cancelled as of the termination of employment date, unless the Compensation Committee determined otherwise. For retirement-eligible employees, unvested performance shares and RSUs (other than performance shares and RSUs resulting from the October 2013 special equity grant) would pro-rata vest. None of the NEOs were retirement eligible as of December 31, 2015.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata payment of the 2014 and 2015 performance share awards at the end of the applicable performance period. The amount shown is the value the NEO would be entitled to at the end of the respective performance period for these awards to which pro rata payment applies, prorated as of December 31, 2015, based on $43.46, the NYSE closing price per share of the company's common stock on December 31, 2015, and payout at target. Performance shares and RSUs resulting from the October 2013 special equity grant would be forfeited, unless the Compensation Committee determined otherwise.

Change Of Control. The performance shares and RSUs resulting from the October 2013 special equity grant and the performance share awards granted in 2014 and 2015 would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the October 2013 special equity awards and the 2014 and 2015 performance share awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. The amounts shown in the Change of Control section of the table indicate the value of accelerated vesting presuming that all awards were to vest upon the Change of Control (i.e., the October 2013 special equity awards and the 2014 and 2015 performance share awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause), based on $43.46, the NYSE closing price per share of the company's common stock on December 31, 2015, and, in the case of performance shares, a payout at target. (The Compensation Committee could determine that performance share awards would pay out at greater than the target amount).

Involuntary Termination For Cause. All unvested awards would be cancelled.

Death or Disability. For awards other than the October 2013 special equity awards, a prorated portion of outstanding performance shares would be payable at the end of the applicable performance or service period. Performance shares and RSUs resulting from the October 2013 special equity grant would be forfeited, unless the Compensation Committee determined otherwise.

(4) Cash Severance Payments

Voluntary Termination or Retirement, Involuntary Termination For Cause, Death or Disability. No benefits would be payable.

Involuntary Termination - Not For Cause Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would receive a severance payment calculated as a lump sum equal to two times the sum of base salary and target AIP award at the time of termination (assumed to be December 31, 2015 for this purpose). The amounts shown represent the value of severance payable in accordance with the Senior Executive Plan. (In the event of termination after a Change of Control, if the aggregate present value of payments contingent on the Change of Control would result in payment by the executive of an excise tax on "excess parachute payments", as described in regulations under Sections 280G and 4999 of the Internal Revenue Code, then the severance amounts shown would be reduced if, as a result, the executive would thereby receive more on an after-tax basis than he or she would receive if the reduction in the severance amount was not made. The amounts shown assume that such reduction does not occur.)

(5) Benefits Continuation and Outplacement

Voluntary Termination or Retirement. No benefits would be payable. Employees who terminate employment after attaining age 55 and completing 10 years of service can elect coverage under a company high deductible health plan until age 65 at their expense.

Involuntary Termination - Not For Cause Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would be provided up to one-year of health benefits at the employee cost and up to one-year of executive outplacement services.

The amounts shown represent the estimated cost of health coverage continuation and outplacement.

Other Benefits in the Event of Death or Disability

In addition to the termination benefits shown in the table, in the event of death, an NEO would receive a $25,000 ($50,000 in 2016) company-paid life insurance benefit in addition to whatever voluntary group term life insurance coverage is in effect. In the event of disability, the executive would be entitled to short and long term disability benefits if the NEO were disabled in accordance with the terms of the applicable plan. Upon the commencement of long term disability benefits and while in receipt of long term disability benefits, each NEO could continue to participate in company health benefit and life insurance plans for up to three years.

DEFINITIONS

"Cause" as used above is defined differently, depending upon whether an event occurs before or after a Change of Control.

- prior to a Change of Control, "Cause" is generally defined as termination for misconduct or other disciplinary action.
- upon the occurrence of a Change of Control, "Cause" is generally defined as the termination of the executive's employment due to (i) a felony conviction; (ii) an act or acts of dishonesty or gross misconduct which result or are intended to result in damage to the company's business or reputation; or (iii) repeated violations by the executive of the obligations of his or her position, which violations are demonstrably willful and deliberate and which result in damage to the company's business or reputation.

"Change of Control" is generally defined as:

- the filing of a report with the SEC disclosing that a person is the beneficial owner of 40% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- a person purchases shares pursuant to a tender offer or exchange offer to acquire stock of the company (or securities convertible into stock), provided that after consummation of the offer, the person is the beneficial owner of 20% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- the consummation of a merger, consolidation, recapitalization or reorganization of the company approved by the stockholders of the company, other than in a transaction immediately following which the persons who were the beneficial owners of the outstanding securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by the securities of the entity surviving such transaction entitled to vote in the election of directors of such entity in substantially the same relative proportions as their ownership of the securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction;
- the consummation of a sale, lease, exchange or other transfer of all or substantially all the assets of the company approved by the stockholders of the company; or
- within any 24 month period, the persons who were directors of the company immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the company, provided that any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director (A) was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this clause, and (B) was not designated by a person who has entered into an agreement with the company to effect a merger or sale transaction described above.

"Good Reason" is generally defined as:

- the assignment of duties inconsistent in any material adverse respect with the executive's position, duties, authority or responsibilities, or any other material adverse change in position, including titles, authority or responsibilities;
- a material reduction in base pay or target AIP award;

- being based at any office or location more than 50 miles from the location at which services were performed immediately prior to the Change of Control (provided that such change of office or location also entails a substantially longer commute);
- a failure by the company to obtain the assumption and agreement to perform the provisions of the Senior Executive Plan by a successor; or
- a termination asserted by the company to be for cause that is subsequently determined not to constitute a termination for Cause.

ADVISORY APPROVAL OF 2015 COMPENSATION OF NAMED EXECUTIVE OFFICERS

☑ **The Board recommends that shareholders vote "FOR" the below resolution to approve our compensation of named executive officers as disclosed in the *Compensation Discussion and Analysis*, the compensation tables and the narrative discussion contained in this proxy statement.**

Section 14A of the Securities Exchange Act of 1934, as amended, provides our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC. We currently intend to hold these votes on an annual basis.

As described in detail in the *Compensation Discussion and Analysis* beginning on page 37, our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this proxy statement. You have the opportunity to vote for, against or abstain from voting on the following resolution relating to executive compensation:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

Because the required vote is advisory, it will not be binding upon the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

ITEM 4

ADVISORY APPROVAL OF PREFERRED FREQUENCY FOR ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

☑ **The Board recommends that shareholders vote for the option of every "1 year" as the frequency with which shareholders are provided an opportunity to vote on named executive officer compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.**

Section 14A of the Securities Exchange Act of 1934, as amended, provides that shareholders can indicate their preference, at least once every six years, as to how frequently the company should seek an advisory vote on NEO compensation as disclosed pursuant to the SEC's compensation disclosure rules. By voting on this proposal, shareholders may indicate whether they would prefer that the company seek future advisory votes on NEO compensation once every one, two, or three years.

The Board believes that an advisory vote on NEO compensation that occurs every year is the most appropriate alternative for the company and therefore recommends that you vote for a one-year interval for the advisory vote on executive compensation. In formulating its recommendation, the Board considered that an annual advisory vote on NEO compensation will enable shareholders to provide direct input to the company regarding its compensation philosophy, policies and practices as disclosed in the proxy statement each year. Setting a one year period for holding this stockholder vote will enhance stockholder communication by providing a clear, simple means for the company to ascertain general investor sentiment regarding the company's executive compensation program.

Shareholders may cast a vote on the preferred voting frequency by selecting the option of 1 year, 2 years, 3 years, or abstain, when voting in response to the resolution set forth below:

> RESOLVED, that the option of every 1 year, 2 years, or 3 years which receives the highest number of votes cast for this resolution will be the preferred frequency with which the company is to provide shareholders with the opportunity to vote to approve the compensation of named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

The option of every one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on NEO compensation that has been selected by shareholders. Because the required vote is advisory, it will not be binding upon the Board. The Board will, however, take into account the outcome of the vote when considering the frequency with which the company will provide shareholders the opportunity to vote to approve the compensation of NEOs.

INFORMATION ON STOCK OWNERSHIP

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of March 21, 2016: (1) the number of shares of our common stock beneficially owned by each director, director nominee, and NEO, and (2) the aggregate number of shares of common stock and common stock-based equity (including RSUs, performance shares granted at target and stock options that will not vest or become exercisable within 60 days, as applicable) held by all directors, director nominees, and Section 16 executive officers as a group.

Neither the common stock beneficially owned by the directors and director nominees individually, nor the common stock beneficially owned by all directors, director nominees, and Section 16 executive officers as a group, exceeds 1% of the total outstanding shares of our common stock as of March 21, 2016.

Name of Beneficial Owner	Common Stock[1]	Total[2]
Robert B. Allardice, III	44,566	44,566
Beth Bombara	149,455	378,990
Douglas Elliot	516,613	1,070,912
Trevor Fetter	54,145	54,145
Brion Johnson	151,104	342,939
Kathryn A. Mikells	53,417	53,417
Michael G. Morris	68,549	68,549
Thomas A. Renyi	50,470	50,470
Julie G. Richardson[3]	19,219	19,219
Teresa W. Roseborough	4,734	4,734
Virginia P. Ruesterholz	15,069	15,069
Robert Rupp	305,743	517,836
Charles B. Strauss[4]	55,550	55,50
Christopher J. Swift[5]	686,246	1,466,577
H. Patrick Swygert	45,609	45,609
All directors, director nominees and Section 16 executive officers as a group (22 persons)	2,504,280	4,911,684

(1) All shares of common stock are owned directly except as otherwise indicated below. Pursuant to SEC regulations, shares of common stock beneficially owned include shares of common stock that, as of March 21, 2016: (i) may be acquired by directors and Section 16 executive officers upon the vesting of stock-settled RSUs or the exercise of stock options exercisable within 60 days after March 21, 2016, (ii) are allocated to the accounts of Section 16 executive officers under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan), (iii) are held by Section 16 executive officers under The Hartford Employee Stock Purchase Plan and by Mr. Swygert under the Dividend Reinvestment and Cash Payment Plan, or (iv) are owned by a director's or a Section 16 executive officer's spouse or minor child. Of the number of shares of common stock shown above, the following shares may be acquired upon exercise of stock options as of March 21, 2016 or within 60 days thereafter by: Ms. Bombara, 129,135 shares; Mr. Elliot, 413,446 shares; Mr. Johnson, 111,333 shares; Mr. Rupp, 272,749 shares; Mr. Swift, 552,650 shares; and all Section 16 executive officers as a group, 1,617,250 shares.

(2) This column shows the individual's total stock-based holdings in the company, including the securities shown in the "Common Stock" column (as described in footnote 1), plus RSUs, performance shares granted at target and stock options that may vest or become exercisable more than 60 days after March 21, 2016.

(3) The amount shown includes 1,500 shares of common stock held by three separate trusts for which Ms. Richardson serves as co-trustee.

(4) The amount shown includes 20,220 shares of common stock held by grantor retained annuity trusts of which Mr. Strauss is the sole trustee.

(5) The amount shown includes 53,250 shares of common stock held by Mr. Swift's spouse.

CERTAIN SHAREHOLDERS

The following table shows those persons known to the company as of February 15, 2016 to be the beneficial owners of more than 5% of our common stock. In furnishing the information below, we have relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	34,371,139[2]	8.39%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	33,430,032[3]	8.2%
State Street Corporation One Lincoln Street Boston, MA 02111	22,853,467[4]	5.6%

(1)   The percentages contained in this column are based solely on information provided in Schedules 13G or 13G/A filed with the SEC by each of the beneficial owners listed above regarding their respective holdings of our common stock as of December 31, 2015.

(2)   This information is based solely on information contained in a Schedule 13G/A filed on February 11, 2015 by The Vanguard Group to report that it was the beneficial owner of 34,371,139 shares of our common stock as of December 31, 2015 (with all such shares being held by subsidiaries of Vanguard, including Vanguard Fiduciary Trust Company which beneficially owns 636,736 of the shares and Vanguard Investments Australia, Ltd. which beneficially owns 303,769 of the shares). Vanguard has the sole power to vote or to direct the vote with respect to 762,672 of such shares, the sole power to dispose or direct the disposition with respect to 33,556,570 of such shares and the shared power to dispose or direct the disposition of 814,569 of such shares.

(3)   This information is based solely on information contained in a Schedule 13G/A filed on February 10, 2016 by BlackRock, Inc. to report that it was the beneficial owner of 33,430,032 shares of our common stock as of December 31, 2015. BlackRock has the sole power to vote or to direct the vote with respect to 28,681,267 of such shares and shared power to dispose or direct the disposition of 33,430,032 of such shares.

(4)   This information is based solely on information contained in a Schedule 13G filed on February 12, 2016 by State Street Corporation to report that it was the beneficial owner of 22,853,467 shares of our common stock as of December 31, 2015. State Street has the shared power to vote or to direct the vote with respect to 22,853,467 of such shares and shared power to dispose or direct the disposition of 22,853,467 of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and designated Section 16 executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Section 16 executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of filings with the SEC and written representations from our directors and Section 16 executive officers that no other reports were required, we believe that all Section 16(a) reports were filed timely in 2015.

INFORMATION ABOUT THE HARTFORD'S ANNUAL MEETING OF SHAREHOLDERS

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker. You may also call (800) 542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of copies of the proxy statement and Form 10-K for the fiscal year ended December 31, 2015 by writing to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

FREQUENTLY ASKED QUESTIONS

The Board of Directors of The Hartford is soliciting shareholders' proxies in connection with the 2016 Annual Meeting of Shareholders, and at any adjournment or postponement thereof. The mailing to shareholders of the notice of Internet availability of proxy materials took place on or about April 8, 2016.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: Instead of mailing a printed copy of our proxy materials to each shareholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the notice for requesting those materials.

Q: How are shares voted if additional matters are presented at the Annual Meeting?

A: Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Vice President and Corporate Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with Delaware law and our By-laws.

Q: Who may vote at the Annual Meeting?

A: Holders of our common stock at the close of business on March 21, 2016 (the "Record Date") may vote at the Annual Meeting. On the Record Date, we had 399,435,999 shares of common stock outstanding and entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock you hold on all matters presented at the Annual Meeting.

Participants in The Hartford Investment and Savings Plan ("ISP") and The Hartford Deferred Restricted Stock Unit Plan ("Bonus Swap Plan") may instruct plan trustees as to how to vote their shares using the methods described on page 75. The trustees of the ISP and the Bonus Swap Plan will vote shares for which they have not received direction in accordance with the terms of the ISP and the Bonus Swap Plan, respectively.

Participants in The Hartford's Employee Stock Purchase Plan ("ESPP") may vote their shares using the voting methods described on page 75.

Q: What vote is required to approve each proposal?

A:

PROPOSAL		VOTING STANDARD
1	Election of Directors	➡ A director will be elected if the number of shares voted "for" that director exceeds the number of votes "against" that director.
2	To ratify the appointment of our independent registered public accounting firm	➡ An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote
3	To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	➡ An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote
4	To select, on a non-binding, advisory basis, the preferred frequency for the advisory vote on named executive officer compensation	➡ The option of every "1 year," "2 years" or "3 years" that receives the highest number of affirmative votes by those shares present in person or represented by proxy entitled to vote

Q: What is the difference between a "shareholder of record" and a "street name" holder?

A: These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computershare, our transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian on your behalf, you are a "street name" holder.

Q: How do I vote my shares?

A: Subject to the limitations described below, you may vote by proxy:

By internet	**By telephone**
Visit 24/7 www.proxyvote.com	Dial toll-free 24/7 1-800-690-6903
By mailing your Proxy Card	**In person**
Cast your ballot, sign your proxy card and send by mail	Shareholders of record may join us in person at the Annual Meeting

When voting on any proposal, other than Proposal #4, you may vote "for" or "against" the item or you may abstain from voting. When voting on Proposal #4, you may vote for every "1 year," "2 years," "3 years" or you may abstain from voting.

Voting Through the Internet or by Telephone. Whether you hold your shares directly as the shareholder of record or beneficially in "street name," you may direct your vote by proxy without attending the Annual Meeting. You can vote by proxy using the Internet or a telephone by following the instructions provided in the notice you received.

Voting by Proxy Card or Voting Instruction Form. Each shareholder, including any employee of The Hartford who owns common stock through the ISP, the Bonus Swap Plan or the ESPP, may vote by using the proxy card(s) or voting instruction form(s) provided to him or her. When you return a proxy card or voting instruction form that is properly completed and signed, the shares of common stock represented by that card will be voted as you specified.

Q: Can I vote my shares in person at the Annual Meeting?

A: If you are a shareholder of record, you may vote your shares in person at the Annual Meeting. If you hold your shares in "street name," you must obtain a legal proxy from your broker, banker, trustee or nominee giving you the right to vote your shares at the Annual Meeting.

Q: Can my shares be voted even if I abstain or don't vote by proxy or attend the Annual Meeting?

A: If you cast a vote of "abstention" on a proposal, your shares cannot be voted otherwise unless you change your vote (see below). Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote against Proposal #2 and Proposal #3. Note, however, that abstentions will have no effect on Proposal #1, since only votes "for" or "against" a director nominee will be considered in determining the outcome and they will have no effect on Proposal #4 because only votes of every "1 year," "2 years" or "3 years" will be considered in determining the outcome.

Abstentions are included in the determination of shares present for quorum purposes.

If you don't vote your shares held in "street name," your broker can vote your shares in its discretion on matters that the NYSE has ruled discretionary. The ratification of Deloitte & Touche LLP as independent registered public accounting firm is a discretionary item under the NYSE rules. If no contrary direction is given, your shares will be voted on this matter by your broker in its discretion. The NYSE deems the election of directors, the implementation of equity compensation plans and matters relating to executive compensation as non-discretionary matters in which brokers may not vote shares held by a beneficial owner without instructions from such beneficial owner. Accordingly, brokers will not be able to vote your shares for the election of directors, or the advisory vote on compensation of our named executive officers, or the advisory vote on preferred frequency for the advisory vote on named executive officers compensation, if you fail to provide specific instructions. If you do not provide instructions, a "broker non-vote" results, and the underlying shares will not be considered voting power present at the Annual Meeting. Therefore, these shares will not be counted in the vote on those matters.

If you do not vote shares for which you are the shareholder of record, your shares will not be voted.

Q: What constitutes a quorum, and why is a quorum required?

A: A quorum is required for our shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Abstentions and proxies submitted by brokers (even with limited voting power such as for discretionary matters only) will be considered "present" at the Annual Meeting and counted in determining whether there is a quorum present.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised by:

1. entering a new vote using the Internet or a telephone;
2. giving written notice of revocation to our Corporate Secretary;
3. submitting a subsequently dated and properly completed proxy card; or
4. attending the Annual Meeting and revoking your proxy (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you hold shares in "street name," you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your proxy in person at the Annual Meeting if you obtain a legal proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Q: How can I submit a proposal for inclusion in the 2017 proxy statement?

A: We must receive proposals submitted by shareholders for inclusion in the 2017 proxy statement relating to the 2017 Annual Meeting no later than the close of business on December 8, 2016. Any proposal received after that date will not be included in our proxy materials for 2017. In addition, all proposals for inclusion in the 2017 proxy statement must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. No proposal may be presented at the 2017 Annual Meeting unless we receive notice of the proposal by Friday, February 17, 2017. Proposals should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. All proposals must comply with the requirements set forth in our By-laws, a copy of which may be obtained from our Corporate Secretary or on the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com.

Q: How may I obtain other information about The Hartford?

A: General information about The Hartford is available on our website at *www.thehartford.com*. You may view the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com for the following information, which is also available in print without charge to any shareholder who requests it in writing:

SEC Filings	➡	Copies of this proxy statement
		Annual Report on Form 10-K for the fiscal year ended December 31, 2015
		Other filings we have made with the SEC
Governance Documents	➡	Articles of Incorporation
		By-laws
		Corporate Governance Guidelines (including guidelines for determining director independence and qualifications)
		Charters of the Board's committees
		Code of Ethics and Business Conduct
		Code of Ethics and Business Conduct for Members of the Board of Directors
		Code of Ethics and Political Compliance

Written requests for print copies of any of the above-listed documents should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

For further information, you may also contact our Investor Relations Department at the following address: The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155, or call (860) 547-2537.

OTHER INFORMATION

As of the date of this proxy statement, the Board of Directors has no knowledge of any business that will be properly presented for consideration at the Annual Meeting other than that described above. As to other business, if any, that may properly come before the Annual Meeting, the proxies will vote in accordance with their judgment.

Present and former directors and present and former officers and other employees of the company may solicit proxies by telephone, telegram or mail, or by meetings with shareholders or their representatives. The company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. The company has engaged Morrow & Co., LLC to solicit proxies for the Annual Meeting for a fee of $73,000, plus the payment of Morrow's out-of-pocket expenses. The company will bear all expenses relating to the solicitation of proxies.

This proxy statement, the company's Form 10-K for the fiscal year ended December 31, 2015, and a letter to shareholders from the company's Chairman are available to you via the Internet. Shareholders who access the company's materials this way get the information they need electronically, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts. The Notice contains instructions as to how to access and review these materials. You may also refer to the Notice for instructions regarding how to request paper copies of these materials.

We hereby incorporate by reference into this proxy statement "Item 10: Directors and Executive Officers of the Registrant" and "Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

By order of the Board of Directors,

Donald C. Hunt

Vice President and Corporate Secretary

Dated: April 7, 2016

SHAREHOLDERS ARE URGED TO VOTE BY PROXY, WHETHER OR NOT THEY EXPECT TO ATTEND THE ANNUAL MEETING. A SHAREHOLDER MAY REVOKE HIS OR HER PROXY AND VOTE IN PERSON IF HE OR SHE ATTENDS THE ANNUAL MEETING (STREET HOLDERS MUST OBTAIN A LEGAL PROXY FROM THEIR BROKER, BANKER OR TRUSTEE TO VOTE IN PERSON AT THE ANNUAL MEETING).

APPENDIX A: RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). However, management believes that certain non-GAAP financial measures assist users in analyzing the company's operating performance. Management and the Compensation Committee also utilize these non-GAAP financial measures in making financial, operating and planning decisions and in evaluation of performance. However, because non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited, they should be viewed in addition to, and not as an alternative for, the company's reported results prepared in accordance with GAAP. For additional details regarding the reconciliation of GAAP to non-GAAP financial measures below, see the company's Current Report on Form 8-K filed with the SEC on February 4, 2016. This information is available in the "Investors Relations" section of the company's website at http://ir.thehartford.com.

As discussed under, "Annual Incentive Plan ("AIP") Awards" on page 42, at the beginning of each year, the Compensation Committee starts with GAAP net income and approves a definition of "Compensation Core Earnings" and "Compensation ROE," both non-GAAP financial measures. Compensation Core Earnings is used to set AIP award targets and threshold levels below which no AIP award is earned and Compensation Core ROE is used to set performance share targets.

Below is the Compensation Committee's 2015 definition of "Compensation Core Earnings" and a reconciliation of this non-GAAP financial measure to 2015 GAAP Net Income.

2015 COMPENSATION CORE EARNINGS

	($ in millions)
2015 GAAP Net Income	**$1,682**
Less adjustments:	
Net realized capital gains (losses), after-tax and deferred acquisition costs ("DAC"), except for those net realized capital gains (losses) resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (which are net realized capital gains (losses) directly related to offsetting items included in the income statement, such as net investment income)	(114)
The impact of the unlock of estimated gross profits ("DAC Unlock"), after-tax	52
Restructuring costs, after-tax	(13)
Income tax benefit from reduction in valuation allowance	94
Income (losses) associated with discontinued operations, after-tax	9
Loss on extinguishment of debt, after-tax	(14)
Reinsurance gains (losses) on dispositions, after-tax	18
=Core Earnings[1]	**$1,650**
Adjusted for after-tax:	
Income (losses) associated with the cumulative effect of accounting changes, and accounting extraordinary items	--
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses, that are (below) or above the 2015 catastrophe budget	(90)
Entire amount of a (gain) or loss (or such percentage of a gain or loss as determined by the Compensation Committee) associated with any other unusual or non-recurring item, including but not limited to reserve development, significant policyholder behavior changes or transactions in Talcott Resolution, litigation and regulatory settlement charges and prior year non-recurring tax benefits or charges	85
=Compensation Core Earnings	**$1,645**

(1) As reported in the company's Investor Financial Supplement for the year ended December 31, 2015 furnished to the SEC.

Below is the Compensation Committee's 2015 definition of "Compensation Core ROE." A reconciliation of this non-GAAP financial measure to GAAP Net Income will not be available until the end of the performance period in 2017.

COMPENSATION CORE ROE

GAAP Net Income

Less adjustments:

Net realized capital gains (losses), after-tax and deferred acquisition costs ("DAC"), except for those net realized capital gains (losses) resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (which are net realized capital gains (losses) directly related to offsetting items included in the income statement, such as net investment income)

The impact of the unlock of estimated gross profits ("DAC Unlock"), after-tax

Restructuring costs, after-tax

Income tax benefit from reduction in valuation allowance

Income (losses) associated with discontinued operations, after-tax

Loss on extinguishment of debt, after-tax

Reinsurance gains (losses) on dispositions, after-tax

=Core Earnings

Adjusted for after-tax:

Income (losses) associated with the cumulative effect of accounting changes and accounting extraordinary items

Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses that are (below) or above each respective year's catastrophe budget. (For this purpose, the catastrophe budget for each year will initially be based on the multi-year outlook prepared as of February, 2015. The catastrophe budget will be adjusted only for changes in exposures between what is assumed in the multi-year outlook versus exposures as the book is actually constituted in each respective year; and for tornado/hail catastrophes per exposure using the 7-year average of prior actual experience for 2015, 8-year average for 2016 and 9-year average for 2017.)

Prior accident year reserve development associated with asbestos and environmental reserves

Entire amount of a (gain) loss associated with litigation and regulatory settlement charges and/or with prior/current year non-recurring tax benefits or charges.

=Compensation Core Earnings

The average of, for each of the respective 2015, 2016, and 2017 years, "Compensation Core Earnings" as defined above, divided by the 12 month average equity, excluding accumulated other comprehensive income, for the applicable year

=Compensation Core ROE

PREVAIL DEFINES EVERYTHING WE DO.

"Prevailing" is the essence of our brand; the unifying, universal achievement that defines us and everything we do to beckon and bolster our customers, partners and employees. It is the mind-set that drives our commitment to advocate and deliver value to people and businesses in ways that go well beyond the policy.

Our support as a founding partner of U.S. Paralympics is a clear demonstration of this determination and focus – one that champions people who prevail through personal challenge to achieve their full potential. We proudly support people like U.S. Paralympian Alana Nichols who define themselves by what they can do, not what they can't do.

Alana Nichols, *U.S. Paralympian, Wheelchair Basketball*

 

Founding Partner

The Hartford is a proud founding partner of U.S. Paralympics, celebrating athletes with disabilities since 2003.

BEING A GREAT COMPANY MEANS DOING THE RIGHT THING.

Doing the right thing every day and in every situation is fundamental to our culture. And while our efforts do award us recognition, the real reward is the impact we make on our employees, our customers and our community.



Best Governance, Risk and Compliance Programs at Large-Cap Company, *NYSE Governance Services (2015)*



World's Most Ethical Companies®, *Ethisphere Institute (2016)*



"Winning 'W' Company Award" *for having 20% or more of our board seats held by women, 2020 Women on Boards (2015)*



Bob Rupp named "Chief Risk Officer of the Year," *Risk magazine (2015)*



People's Choice Award, *Insure.com (2015)*



Best Place to Work for Lesbian, Gay, Bisexual and Transgender (LGBT) Equality, *Human Rights Campaign, Corporate Equality Index (2015)*



Military Friendly Employer, *Military Times (2015)*

LEARN MORE ABOUT THE HARTFORD: THEHARTFORD.COM/OUR-COMPANY



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THE HARTFORD IS THE OFFICIAL DISABILITY INSURANCE SPONSOR OF U.S. PARALYMPICS

The Hartford® is The Hartford Financial Services Group, Inc. and its subsidiaries, including issuing companies, Hartford Fire Insurance Company, Hartford Life Insurance Company and Hartford Life and Accident Insurance Company. Its headquarters is in Hartford, CT.